FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of **May 2009**

Commission File Number **000-30224**

CRYPTOLOGIC LIMITED

Marine House, 3rd Floor
Clanwilliam Place
Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X]..... Form 40-F...[]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

> **Note:** Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

> **Note:** Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC LIMITED

Date: May 12, 2009

Stephen Taylor
Chief Financial Officer

CHANGING THE GAME.

cryptologic.
extraordinary e-gaming innovation



CryptoLogic Limited
Annual Report
2008

CHANGING THE GAME.

CHANGING THE BUSINESS.

CHANGING THE EXPERIENCE.

CHANGING THE FUTURE.

In every business, there are moments when the game changes.

A new technology captivates a customer.
A new business model transforms a company.
A new innovation reshapes an industry.

From its early days, CryptoLogic has been a game-changing company, starting with the launch of the world's first Internet casino 13 years ago.

Today, CryptoLogic is changing the game once more. By completely rethinking its business model for a new era. By bringing the world's biggest entertainment brands to the world's best Internet casinos. And by championing innovation that will deliver new experiences to its customers – and new profitability to its shareholders.

CryptoLogic:

Changing the business.
Changing the experience.
Changing the future.



WHAT SETS US



CryptoLogic is changing the game by joining forces with the world's biggest entertainment brands to develop casino games that players want to play.

From Spider-Man to Sudoku, from King Kong to the Hulk, from Street Fighter® II to Superman, CryptoLogic's growing roster of customers eagerly awaits CryptoLogic's newest games – as do their players.

2009 will be even more exciting, as Paramount, DC Comics and other partners climb on board – with more exciting announcements to come.

APART


$10.7B
$12.6B
$14.9B
2008
2010e
2012e

Estimated Online Gross Gaming Yield
(excluding United States)
(US$ billions)
Source: Global Betting and Gaming Consultants, 2008




$1.4B
$1.5B
$1.7B
$1.7B
$2.1B
$1.9B
2008
2010e
2012e

Internet Casino Revenue
(excluding United States)
(US$ billions)
Rest of World – Ex US
Europe


$0.6B
$1.5B
$0.7B
$2.0B
$0.8B
$2.3B
2008
2010e
2012e

Internet Poker Revenue
(excluding United States)
(US$ billions)
Rest of World – Ex US
Europe

Common Shares Listed
TSX Symbol: CRY
NASDAQ Symbol: CRYP
LSE Symbol: CRP
Exchangeable Shares Listed
TSX Symbol: CXY

The players' choice – four years in a row

In four consecutive years, players have shown their love for CryptoLogic games by giving the company their votes for *Gambling Online Magazine*'s Top Casino Software award, widely considered the industry's top honour.

New customers = new revenue

CryptoLogic added 10 new customers for hosted casinos or individual games in the last year – the most in CryptoLogic's long history. These new customers, which include big names such as 888.com, PartyGaming, Everest and BSkyB, are expected to add some $8 million in new revenue in 2009.

With CryptoLogic's top games now available to all, the company is turning its competitors into collaborators. This means a pipeline that's brimming with new business.

Core business = complete internet casino solutions

CryptoLogic's complete internet casino solution attracts licensees that are looking for innovative games without the heavy administrative burden. CryptoLogic's solution includes:

- more than 314 download and non-download casino table and slot games
- multi-language, multi-currency and multi-platform
- e-cash systems and support for player deposits and withdrawals
- business intelligence and data analysis tools
- 24/7 multi-language customer support
- marketing support services.

Q+A



Brian Hadfield, President and CEO | Robert Stikeman, Chairman | Stephen Taylor, Chief Financial Officer

Why did you change your business model?

In 2008, it became apparent that our old model was not sustainable. We had to take a hard look at what each line of business was adding to our top-line – and at what cost. We had to restructure our business to return to profitability, generate cash and create a sustainable, growing company for the long term.

We decided that CryptoLogic's focus should be on the development, deployment and sale of Internet casinos and branded games. It's what we do best, and it's the anticipated source of our future revenue growth.

Why did CryptoLogic team up with another Internet poker network – and why now?

We wanted to cut costs, and deliver a better player experience. For players, the key is liquidity – more money online for them to win. And for operators, poker has become a commodity business. That's why CryptoLogic set out to turn our competitors into collaborators.

The result is a much larger poker room for players – and a low-cost revenue stream for CryptoLogic.

Where do you see the online gaming industry headed in the short and long term?

Like most industries, there's plenty of short-term uncertainty – but there's a consensus the industry will continue to grow. The prediction is 39.3% growth in the next five years alone.

For CryptoLogic shareholders, the good news is that in 2009 we'll have a cost and revenue model built for profitability even in volatile markets. In addition, with casino and branded games, we're focusing on our most profitable businesses – and our areas of greatest competitive advantage.

As world markets stabilize, CryptoLogic aims to be in the perfect position to capture both the short and the long-term potential.

Can you tell us more about the CryptoLogic Centre for Innovation?

At its best, CryptoLogic has always been the industry's greatest innovator – and we have reclaimed that position with the CryptoLogic Centre for Innovation.

The idea is to provide a space for the creative thinkers of today to pioneer the e-gaming innovations of tomorrow. We've brought game developers, customers, universities and even ordinary players together to create the extraordinary ideas that will drive our games in the future.

The first game from the centre will hit the market in less than four months from conception to completion – the fastest development of a game in CryptoLogic history.

Not in decades has uncertainty gripped global markets as tightly as in 2008. Few industries and companies were left untouched – and certainly ours was no exception.

Challenge always leads to change. Some companies resist change, while others embrace it. Those in the latter group are the innovators of today, and the leaders of the future. They are the ones that change the game. That simple phrase captures what CryptoLogic is doing today – and where we aspire to be tomorrow.

That's why in 2008, we made some big changes – not just in our management, but also in our business model. And that's why we are on track to return to profitability in 2009.

A year of transition

Under new management in February 2008, we took a hard, honest look at our company and our market. There were major challenges: global economic conditions were deteriorating. CryptoLogic's growth was stalling. The US market was closed, and the European market was crowded. Asia held abundant long-term promise, but little short-term potential.

Poker had become a commodity – with little differentiation between operators except for scale – and a money-losing proposition for our company. Our cost structure was unsustainable. And CryptoLogic had signed only one new customer in the previous year. Our financial results for 2008 demonstrate the dimensions of the challenge.

To put it bluntly, despite our history of innovation, the talent of our team and the strength of our software, we were standing still – in an industry that was evolving fast. And to put it simply, CryptoLogic had to change its game – radically.

Changing the game

The review of our business led us to three simple conclusions.

First, we had to be more aggressive in courting and acquiring new customers. CryptoLogic signed 10 in 2008 alone – more than in any previous year – including big names such as 888.com, PartyGaming, BSkyB and Everest. Our list of customers reads like a "who's who" of the industry in Europe.

Second, we had to release more games, more often. CryptoLogic released 34 new games in 2008, including some very popular slots based on famous brands such as Street Fighter® II, Marvel's Sub-Mariner, and King Kong.

Third – and most urgent of all – we had to change our strategy and business model. That is what we started doing last summer – and it's what we announced in October.

CHANGING THE FACE OF THE BUSINESS

Focus on What We Do Best

- Hosted casinos
- Licensing branded games
- Providing poker on GTECH Corporation's International Poker Network provides lower cost and higher liquidity

Increase Revenue with New Business

- 10 new customers including 888.com, PartyGaming, BSkyB and Everest
- Robust pipeline of new customers for future growth

More games, More often

- 34 new games launched in 2008, including some very popular slots based on famous brands such as Street Fighter® II, Marvel's Sub-Mariner, and King Kong

This new strategy has several elements:

- **It's about a radical change in which CryptoLogic now licenses its best games to others – creating an attractive new revenue stream at a lower cost.** We call it "build once, license often." Our licensees plan to deliver dozens of branded games to the market throughout 2009. The power of this idea is that we are not only selling our games to big brands; we are also making our games available to companies such as Orbis and GTS, which provide the platforms that power many of the world's biggest e-gaming sites.
- **It's about focusing on what CryptoLogic does best: our core Internet casino business.** We saw this again in January 2009, when CryptoLogic won the industry's Top Casino Software award for the fourth year in a row, based on the votes of players all over the world. CryptoLogic's casino software is both popular and highly profitable.
- **It's about lowering CryptoLogic's cost structure dramatically, and making poker profitable once more.** That's why last fall we struck a deal to integrate our poker licensees with GTECH Corporation's International Poker Network – a transition that happened right on schedule in March 2009. The move gives CryptoLogic's poker licensees and their players access to a larger network with a combined average of 15,000 active players, at a far lower cost to us.

When you add all these steps together **it's about refocusing and right-sizing our business** to enable a return to profitability and cash generation in 2009.

Restructuring for profitability

To aim for both profitability and growth, the challenge is to cut costs while retaining the ability to bring aboard new business easily. The plan CryptoLogic announced in October balances these imperatives.

As a result, we are on track to reduce our annual operating costs by $12–15 million. The biggest savings come from eliminating the costs of operating a stand-alone poker network. We took a line of business that was burdened with heavy costs and turned it into a low-cost, low-maintenance ongoing revenue stream – with significant benefits for CryptoLogic and its customers.

While the cost reduction included some difficult decisions – such as reducing the size of our workforce – it preserves both our core business and the areas of greatest emerging potential.

Momentum into 2009

CryptoLogic's core strengths and emerging opportunities were crystal clear as we ended a challenging year and entered 2009 with new momentum.

In January, we released a new pack of games, headlined by Spider-Man Revelations – the latest title featuring Marvel Comics' most famous hero. We remain the exclusive e-gaming software partner for Marvel's comic characters.

In February, we signed the other massive global player in the comic-book entertainment space: DC Comics, a Warner Brothers subsidiary and the largest English-language publisher of comics in the world. This will make our game line-up mightier than ever – with Superman, Batman, Wonder Woman, Green Lantern and others. These familiar, popular characters drive players to e-gaming sites, and make them stay and play longer by delivering a superior entertainment experience.

And in March, we signed a deal with Paramount Digital Entertainment under which CryptoLogic gains the exclusive rights to offer online slot games based on more than 20 of Paramount Pictures' feature film titles. These include Braveheart, Forrest Gump, Beowulf, Beverly Hills Cop, Ferris Bueller, Ghost and many others. CryptoLogic also has the opportunity to build a dedicated gaming site that would house all of our new movie-themed games.

Finally, we signed an agreement to provide CryptoLogic's Internet casino software to The Gaming Network (TGN), owner of some of the UK's most popular gaming sites.

Extraordinary e-gaming innovation

Long-time investors will notice a new logo and a tagline on this year's annual report – both of which reflect the new CryptoLogic and the promise we make to those who buy our software, play our games and invest in our company.

Extraordinary e-gaming innovation means many things: it reflects both our past achievements and our future potential. It's a promise of performance – proven by the ongoing popularity of our software. And it is already pointing us to exciting new directions.

Many of these directions are coming from the newly launched CryptoLogic Centre for Innovation. This is where customers, partners, universities and others can participate in defining and guiding the future of e-gaming. The first game from this centre will be released in the second quarter. That is less than four months from conception to completion – the fastest development of a game in CryptoLogic history.

Renewed, refocused, right-sized

2008 was a year of transition. Our results reflect a company with strong fundamentals that is going through significant change in its customer base and business model.

We believe 2009 to be the year where our bold new strategy and diligent cost restructuring program begins to pay off.

In turbulent times, investors look for trusted names, strong fundamentals, smart strategies and growing markets – and this combination makes CryptoLogic an attractive investment proposition. That is why we remain cautious but very optimistic that our company is positioned for strong cash generation, sustained profitability and long-term growth.

We thank our customers, our employees and our shareholders for their continued confidence in CryptoLogic's ability to deliver extraordinary e-gaming innovation – and our plan to change the game.

Brian Hadfield
President & CEO

Robert Stikeman
Chairman

Stephen Taylor
Chief Financial Officer

NEW DIRECTION, NEW STRATEGY

↑

Innovation
New games
New partnerships

↑

Expansion
Organic growth
Focus on core markets

↑

Diversification
New brands
New gaming segments

↑

Execution
Shorter time to market
Quality of experience

CHANGING THE GAME


SHOP TIL YOU DROP!
10x
Start!
DAREDEVIL


SUB-MARINER
Around The World

CHANGING
THE GAME.

CHANGING THE BUSINESS.

CHANGING
THE
EXPERIENCE.

CHANGING
THE
FUTURE.

In 2008, CryptoLogic made a bold, dramatic change to its business model.

The company's new strategy has three elements:

1. **CryptoLogic licenses its best games to others – creating an attractive new revenue stream at a lower cost.** The principle is simple: build a game once, license it often. CryptoLogic's licensees plan to deliver dozens of branded games to the market in 2009.
2. **CryptoLogic is focusing on what it does best: its core Internet casino business.** CryptoLogic has won the industry's *Top Casino Software* award four years in a row, based on the votes of players all over the world. CryptoLogic's casino software is both popular and profitable.
3. **CryptoLogic is lowering its cost structure dramatically, and making poker profitable once more.** The company has integrated its poker licensees with GTECH Corporation's International Poker Network. This gives CryptoLogic's poker licensees and their players access to a larger network with a combined average of 15,000 active players, at a far lower cost.

This strategy is leading to deals with some of the biggest names in both gaming and entertainment.

CryptoLogic has licensed its games to top e-gaming operators such as 888.com, PartyGaming, Everest and many others.

CryptoLogic has signed exclusive contracts with some of the world's biggest entertainment companies – including Marvel Comics, DC Comics/Warner Bros. and Paramount.

And CryptoLogic has integrated its games with those who provide platforms to the top operators – including companies such as Orbis Technologies and GTS Solutions.

It's a powerful formula: Build once, license often. Find new distribution channels. And partner with the biggest brands.

That's how CryptoLogic is changing the business.



Integrating our poker network increases liquidity and lowers our costs


POT: 2,047


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Licensing our games to biggest brands in the industry

CryptoLogic will release games based on DC characters in 2009. BATMAN, SUPERMAN and all related characters and elements are trademarks of and © DC Comics.
(s09)

CHANGING
THE GAME.

CHANGING
THE BUSINESS.

CHANGING
THE
EXPERIENCE.

CHANGING
THE
FUTURE.



The Internet's first-ever slot version of the world-famous Street Fighter® II video game



Little Master, a feisty slot game that packs a punch, developed exclusively by CryptoLogic



A new game featuring the mighty King Kong based on the classic 1933 film directed by Merian C. Cooper

CryptoLogic is committed to offering the best customer experience, bar none.

CryptoLogic makes the games people love to play. We hear this from players. We hear this from customers. We even hear it from the competitors who are buying CryptoLogic games.

CryptoLogic's high-demand casino software enhances the player experience in multiple markets, languages and currencies – thanks to licensing contracts with many of the world's leading gaming networks.

And from legendary superheroes to world-famous video and casual game concepts, CryptoLogic is the undisputed pioneer in converting top entertainment brands into highly popular and profitable casino games.

In 2009, the company will release more innovative, exclusive games that build on its successes with brands such as Spider-Man, Hulk, Fantastic Four, Sub-Mariner, Street Fighter® II, and Merian C. Cooper's King Kong – plus casual favourites such as Bejeweled, Cubis™ and Sudoku.

Coming soon are games based on DC Comics heroes such as Superman, Batman and Wonder Woman, and on famous characters from Paramount's legendary motion pictures.

How else will CryptoLogic change the experience? Just wait and see.



CHANGING THE GAME.

CHANGING THE BUSINESS.

CHANGING THE EXPERIENCE.

CHANGING THE FUTURE.



We launched 34 new games in 2008 with more e-gaming excitement to follow in 2009


Welcome to the world of
PartyGaming
About Us
Games

The best minds in the business collaborating to create the ultimate gaming experience



CryptoLogic Centre for Innovation – turning a good idea into a revolutionary one



Extraordinary e-gaming innovation.

Ever since CryptoLogic launched the world's first Internet casino, the company has led the way in creating the most innovative e-gaming experiences.

Today's CryptoLogic believes the future is about collaboration: creating places and spaces where creative thinkers can bring the best entertainment concepts together to turn a good idea into a revolutionary one.

That's why the new CryptoLogic Centre for Innovation brings together customers, content partners, universities and even ordinary players to come up with extraordinary e-gaming innovations.

It's about never being satisfied with what worked yesterday – and constantly finding and testing new ways to improve the e-gaming experience.

What will the future bring?

Whether it's peer-to-peer slots or tapping into the vast potential of social media, we know it means a steady stream of new products – with input from many perspectives.

In fact, the first game from the new centre is due out around the time this report appears in your hands – from conception to completion in record time.

Can CryptoLogic change the future of e-gaming?

Bet on it.



CryptoLogic will release games based on DC characters in 2009. BATMAN, SUPERMAN and all related characters and elements are trademarks of and © DC Comics. (s09)

Introduction

The following report contains management's discussion and analysis ("MD&A") of CryptoLogic Limited's consolidated results of operations and financial condition for the year ended December 31, 2008, compared with the year ended December 31, 2007, and should be read in conjunction with the audited consolidated financial statements and accompanying notes. This MD&A is dated March 31, 2009.

CryptoLogic Limited and our subsidiaries are referred to collectively as "CryptoLogic", "the Company", "we", "us", and "our" throughout this MD&A, unless otherwise specified.

Pursuant to a business reorganization completed in 2007 (the "Arrangement"), CryptoLogic acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of CryptoLogic. As part of the Arrangement, the Company issued to shareholders of CryptoLogic Inc. either an equivalent amount of common shares of the Company or, in the case of taxable Canadian residents, exchangeable shares ("Exchangeable Shares") of CryptoLogic Exchange Corporation ("CEC"), an indirect subsidiary of the Company. The Exchangeable Shares are, as nearly as practicable, the economic equivalent of CryptoLogic's common shares. The Exchangeable Shares participate equally in voting and dividends with the shareholders of the Company. No additional Exchangeable Shares have been or will be issued. For more information, see the Management Information Circular dated April 23, 2007, available on www.sedar.com. For accounting purposes, the Arrangement has been accounted for using the continuity of interest method, which recognizes the Company as the successor entity to CryptoLogic Inc. Accordingly, financial information presented in the MD&A reflects the financial position, results of operations and cash flows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc., with all assets and liabilities recorded at the carrying values of CryptoLogic Inc. The interest held by CEC shareholders has been presented as a minority interest in the consolidated financial statements, as required under GAAP.

Additional information regarding the Company, including the Company's annual information form for the year ended December 31, 2008, is available at www.sedar.com.

All currency amounts are in US dollars, unless otherwise indicated. Some figures and percentages may not total exactly due to rounding.

Certain of the statements contained in this MD&A may contain forward-looking statements and forward-looking information within the meaning of applicable law, including the *Securities Act (Ontario)*. Statements regarding the Company's objectives, goals, strategies, beliefs, intentions, plans, estimates and outlook, future operations, future financial position, future revenues and projected costs are forward-looking statements or contain forward-looking information. Words such as "anticipates", "believes", "budgets", "could", "estimates", "expects", "forecasts", "intends", "may", "might", "plans", "projects", "schedule", "should", "will", "would" and similar expressions are used to identify forward-looking statements or information.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements or information prove incorrect, actual results may vary significantly from what management currently foresees. Accordingly, investors should exercise caution when considering any forward-looking statements or information herein and undue reliance should not be placed on such statements or information. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding government regulation, internet viability and system infrastructure and reliability, market demand, internet security, reliance on internet service providers, competition, dependence on top licensees, chargebacks, risks inherent in doing business internationally, foreign exchange fluctuations, litigation, the Company's ability to protect its proprietary technology, reliance on key employees, management's ability develop and manage growth, ability to integrate acquired businesses, stock volatility and liquidity. Investors are cautioned that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements or information to make decisions with respect to the Company, investors should carefully consider the foregoing factors and other uncertainties and potential events. The Company undertakes no obligation to update or revise any forward-looking statement or information, except as required by applicable law.

Business Overview

Founded in 1995, CryptoLogic Inc., now succeeded by the Company, is a pioneer and leading software developer and services provider to the global Internet gaming market. One of the i-gaming software industry's first publicly traded companies, CryptoLogic is headquartered in Dublin, Ireland, with software development operations in Toronto, Canada. Our subsidiary, WagerLogic, through its offices in Cyprus, Malta and the UK, provides software hosting and licensing, e-cash systems and support, customer support and marketing support services for our Internet gaming software to third-party gaming operators.

In 2008, the Company's core was the provision of complete Internet casino solutions for licensees. This includes:

1. A broad, turn-key Internet-based game suite featuring:
   - more than 314 download and non-download casino table and slot games;
   - multi-languages (English, Spanish, Greek, Japanese, Chinese, French, German, Italian);
   - multi-currencies (US dollars, British pounds and euro);
   - multi-platforms (download, non-download (Java and Flash), wireless);

2. E-cash systems and support for player deposits and withdrawals;

3. Business intelligence and data analysis tools to assist licensees in their marketing efforts;

4. Licensee support through WagerLogic's 24/7 multi-language customer support; and

5. Marketing support services, to assist licensees in developing and executing strategies for marketing their online gaming businesses.

In 2008, the Company launched a new line of business with significant revenue potential by deciding to license some of its most successful and profitable branded games to major Internet gaming operators, distinct from the sale of the broader Internet casino solution.

WagerLogic licenses CryptoLogic's software products and services to an international client base ("licensees" or "customers"), while retaining ownership and control of the software. As at December 31, 2008, the Company had 14 licensees (2 of these licensees left in February 2009 as opposed to integrating their poker room operations into the poker operations of Boss Media, a subsidiary of GTECH) located around the world.

Our licensees operate under government authority where their Internet business subsidiaries are domiciled. In August 2007, the Company moved its licensees' primary Internet gaming jurisdiction to Malta. All technical requirements set out by the licensing authority in Malta were fulfilled in 2008, in order to maintain the license in good standing. The license in Malta facilitates access to the European and UK markets by the Company's licensees from within the EU, which are major markets for the licensees and consequently for CryptoLogic.

CryptoLogic added 10 new customers for either hosted casinos or individual games in 2008. These include:

- 888 Holdings (Launched July 2008)
- Kurastica
- Opoker.com (Launched October 2008)
- PartyGaming
- BskyB Group plc
- Betjacks
- Blackjack Heaven Operation (Launched October 2008)
- Everest (Launched October 2008)

We also operate a gaming portal business under two brands: casino.co.uk and WinnerOnLine. These portals earn advertising revenue from gaming operators, and direct traffic to operator sites as well as those owned by the Company's licensees – providing a well-known marketing channel and an attractive player acquisition tool for licensees.

Substantially all of our revenue is of a recurring nature. Licensees pay an ongoing fee over the contract term for the licensing of our software and services, calculated as a percentage of each licensee's level of activity. In 2008, 9.1% (2007: 6.4%) of our revenue came from other sources, including software customization, and advertising and marketing services derived from our portal business.

Historically, CryptoLogic's revenue has been seasonal with slower sales in the summer months (our second and third quarters), when players tend to spend less time indoors and at their computers. Typically, our first and fourth quarters (during the winter and fall seasons) are our strongest revenue periods.

Business Conditions

Since CryptoLogic was established 13 years ago, there has been significant growth in both our Company and the industry. In total, the Internet gaming market including the United States grew from $9.0 billion to approximately $16.5 billion in wagers in the years between 2004 and 2008 (source: Global Betting and Gaming Consultants, March 2008, or "GBGC"). However, on October 13, 2006, the United States, estimated to represent approximately 50% of the global online gaming market, passed the *Unlawful Internet Gaming Enforcement Act* ("UIGEA") which effectively banned online gaming by making it illegal to process the related financial transactions. The enactment of UIGEA has had a very significant negative impact on our licensee fee revenue, generally reducing our revenue by approximately 30%. However, the Internet casino and Internet poker markets outside the US, the core areas of our business, are expected to continue to grow rapidly. The non-US online casino market is estimated to be worth $2.9 billion, and this market is expected to grow to approximately $4.0 billion by 2012. The online poker market outside the US was estimated to be worth $2.1 billion at the end of 2008 and is expected to increase to $3.1 billion by 2012 (source: GBGC).

While online gaming outside the United States continues to promise potential, it is expected to account for only 5.5% of the global gaming revenue by 2012 (source: GBGC). The online gaming market is already dominated by major operators. Competition is intensifying for players and market position. The industry is also experiencing consolidation as operators increase market share through acquisition.

In order to grow and remain a market leader, software providers must be able to offer a strong value proposition to their customers to help them respond to players that are increasingly sophisticated and demanding more choice. We must offer an expanding array of new and innovative products and services that enhance the game experience and create opportunities to market to players in order to help customers attract, retain and re-activate players.

Strategy Update

Management believes that the following strengths will help to maintain and enhance CryptoLogic's stature as a leading publicly traded Internet gaming software company.

Software Development

In order to remain a leader in Internet casino software, CryptoLogic continues to invest significantly in product research and development and service enhancements. Since 2006, the Company has introduced more than 314 slot and casino table games and brought many famous entertainment brands to the Internet casino space. Highlights include unique, first-to-market offerings such as:

- The Internet's first and only multi-currency jackpot video slot games featuring popular Marvel action characters such as *The Incredible Hulk*, *Daredevil*, *X-Men*, *Thor*, *Elektra*, *Ghost Rider*, *Spider-Man* and *The Fantastic Four*, and more recently, *Sub-Mariner*. All these brands have been exclusively licensed for CryptoLogic developed games;

- The world's first and only play-for-real slot versions of highly popular online casual games, such as *Cubis*™, an award-winning, three-dimensional puzzle game, and *Bejeweled*, a gem-matching game—both among the most played games on AOL, MSN and other major portals—and most recently, *Jewel Quest*®, a popular puzzle-match game;
- Our own patented games including the progressive jackpot slot, *Millionaires Club*™, which awarded the two largest online jackpots in history; and a new patent-pending game, *Multi-Hand Video Blackjack*, which brings together blackjack and video poker;
- Our own *Texas Hold'em Bonus Poker*, which is the first-ever online version of the widely popular land-based casino game, combines the huge popularity of poker with the excitement of a casino card game;
- The Internet's first "Fruit Machines", a tradition in UK pubs;
- The first-ever slot version of the world-famous *Street Fighter® II* arcade game; and
- New games, coming in 2009, based on world-famous DC Comics characters such as Superman, Batman, Wonder Woman and others.

In November 2008, the Company announced the outsourcing of its hosted poker business by entering into a strategic partnership with GTECH Corporation's International Poker Network. The move gives CryptoLogic's poker licensees and players access to a larger network with a combined average of 15,000 active players – at significantly lower cost to CryptoLogic.

To help our licensees understand, respond to and market to their players in a personalized fashion, we have also enhanced our back-office, decision-management and contact centre tools. We have continued to expand our payment solutions including new e-check/debit methods (e.g. *Click2Pay*, *EverywhereMoney*, *PaySafe*™), expanded our relationship with a new European processor and expanded fraud controls (e.g., third-party address/credit card verifications, negative databases, poker fraud tool).

International Expansion

CryptoLogic's global strategy has resulted in a geographically-diversified business intended to mitigate the risks of ongoing legislative uncertainty in various countries, by increasing exposure to gaming-friendly jurisdictions like the UK, and benefiting from near-term growth opportunities in overseas markets.

We are well positioned to continue to build on our strong international presence. Today, we work with some of the best international names in online and land-based gaming, as well as major entertainment brands, including Marvel, Paramount, and DC Comics.

We have developed a strong licensee presence in the UK. In September 2007, the UK *Gambling Act* came into force, which regulates online gaming for the first time in that jurisdiction, and is generally viewed as a positive development for the industry, our customers and for CryptoLogic. Most of the underlying rules and codes in relation to entities established in the UK, or marketing into the UK, have now been enacted. However, there is no assurance that the UK regulatory regime as interpreted by the Gambling Commission, the *Gambling Act*'s regulator, will provide a commercially viable market and may create restrictions that will have a material adverse effect on our customers, our business, revenues, operating results and financial condition.

Licensing Opportunities

In 2008, CryptoLogic added 10 new customers for either hosted casinos or individual games. Highlights include:

- Signing a three-year licensing contract with 888 Holdings plc, one of the world's most popular online gaming companies allowing 888 to select and integrate casino games from CryptoLogic.
- Signing a three-year casino licensing contract with Sky Betting & Gaming, part of BSkyB Group plc ("BSkyB"), the UK's leading entertainment brand.
- Acquiring the exclusive rights to be the sole provider of Internet casino and poker software to Betjacks, a new online gaming site.

- Signing a five-year licensing agreement with PartyGaming plc, one of the world's largest online gaming operators.
- Signing a two-year casino licensing contract with Blackjack Heaven Operations Ltd.
- Signing a two-year casino licensing contract with Internet Media Licensing Ltd.

Over the past three years, CryptoLogic has generally sought licensees that have an established brand, an audience with a propensity to gamble, and sufficient resources and commitment to successfully market the business. In Internet casino, the key to success is differentiation through the combination of our new and innovative games with effective marketing to players by our licensees. CryptoLogic will continue to pursue new opportunities emphasizing brand name licensees with marketing commitment.

New Strategy for Growth

CryptoLogic announced a new growth strategy and restructuring program in October 2008. These plans were developed after a fundamental review of the business by the Company's management under Brian Hadfield, following his appointment as President & CEO at the end of February 2008.

This strategy aims to achieve long-term growth, sustained profitability and strong cash generation through a new model that focuses on CryptoLogic's successful Internet casino business and the development and licensing of the Company's highly acclaimed software.

Key elements of the strategy include:

- Casino licensing: Internet casino is by far CryptoLogic's most profitable business, and the Company expects significant revenue growth from this segment in 2009, thanks to the 10 new customers signed in 2008, and others to come. CryptoLogic will continue to sell customized casino solutions to both established and emerging gaming brands.
- New channels for CryptoLogic games: With the highest-rated casino games on the market, CryptoLogic has found attractive opportunities selling its leading games to other top brands, such as 888.com and PartyGaming. These and other large global gaming sites offer significant revenue potential for 2009 and beyond.
- Branded content: The Company has been a pioneer in taking top entertainment brands – from legendary superheroes to world-famous video and casual games – and converting them into highly popular and profitable casino products. CryptoLogic will focus and build on this expertise.
- Poker partnership: As noted above, CryptoLogic has outsourced its poker network to increase liquidity and profitability for customers, while reducing the Company's own expenses substantially. The Company will continue to provide a full-service offering for its licensees through the GTECH network and receive ongoing revenues from its transferred customers.
- New markets: The Company will continue to develop its business and manage its recent investments and new relationships in China, Korea, Russia and Singapore to achieve long-term growth.

Thanks in large part to the elimination of the costs of running a stand-alone poker network, the Company is implementing a plan that is expected to reduce annual operating costs by $12–$15 million through various initiatives. Approximately $8.5 million of the savings are expected to be attributable to a reduction in employee expenses; about $2.5 million are expected from infrastructure and facilities downsizing; and some $2.0 million in savings are expected from operational efficiencies across the business.

Trends

2008 was a year of change and transition for CryptoLogic. The Company's 2008 financial results reflect the ongoing challenges of operating entirely outside the US, the global economic recession and the need for CryptoLogic's new management to develop a new strategy for a new era.

Revenue declined by 16.6% to $61.5 million (2007: $73.7 million) and the Company recorded a loss of $32.7 million (2007: profit of $5.5 million). Net cash as at December 31, 2008, was $43.8 million (2007: $77.5 million).

Given difficult global economic conditions, the Company is taking a cautious view of top-line growth in 2009. While the Internet gaming market continues to promise growth, competition is intensifying for players and market position; growth in online poker has moderated; and the global legislative environment continues to evolve. Despite these challenges, CryptoLogic remains optimistic about the future of online gaming and believes that its disciplined strategy and low-cost, high-potential business model will enable the Company to remain a leader.

Management expects that CryptoLogic's actions to reduce operating costs and execute its new growth strategy will enable the Company to return to profitability and positive cash flow from Q2 2009. The Company expects full year cash generation of $11–$13 million, net profits in the range of $9–$10 million, and diluted earnings per common share of $0.65–$0.71. The above guidance assumes stabilization of currency rates and no significant further deterioration in economic conditions.

The Company will use current resources to execute current projects and take advantage of revenue-enhancing opportunities. We have reduced our expenses and will continue to focus on maintaining close control over discretionary expenditures as we align with the new market environment.

Strategic Performance Measures

Due to reduced revenue levels primarily due to a decline in poker revenues as well as impairments to intangible and other assets and departure payments to the Company's former CEO, CryptoLogic recorded a net loss as well as negative cash flows from operations for 2008.

For the years ended December 31 (In thousands of US dollars, except per share data)		**2008**		2007		2006
Income Statement						
Revenue	**$**	**61,526**	$	73,659	$	104,022
Reorganization charges	**$**	**1,390**	$	5,666	$	3,700
Impairments of long-term assets	**$**	**16,094**		–		–
Poker room integration costs	**$**	**3,124**		–		–
(Losses)/earnings before minority interest	**$**	**(35,414)**	$	6,499	$	24,812
Net (losses)/earnings	**$**	**(32,738)**	$	5,528	$	24,812
Diluted EPS	**$**	**(2.55)**	$	0.47	$	1.81
Financial Position						
Cash flow (used in)/provided by operating activities	**$**	**(18,591)**	$	(11,885)	$	40,654
Net cash (1)	**$**	**43,773**	$	77,504	$	128,440
Working capital (2)	**$**	**41,223**	$	68,199	$	93,787
Dividend per share/quarter (3)	**$**	**0.03**	$	0.12	$	0.12
Total assets	**$**	**105,806**	$	170,633	$	184,520

Notes:

(1) Net cash includes cash and cash equivalents, short-term investments, restricted cash and security deposits

(2) Working capital is calculated by subtracting current liabilities from current assets.

(3) CryptoLogic's inaugural quarterly dividend of $0.03 per common share (annual rate of $0.12) was first declared on September 10, 2003, and paid November 24, 2003. On November 4, 2004, CryptoLogic's Board approved an increase in our quarterly dividend from $0.03 to $0.05 per common share (annual rate of $0.20), commencing with the quarterly dividend paid December 15, 2004. A subsequent increase to $0.07 per common share (annual rate of $0.28) was announced on November 1, 2005, commencing with the quarterly dividend paid December 15, 2005. On May 9, 2006, we announced the Board's decision to increase the dividend to $0.12 per common share (annual rate of $0.48), commencing with the quarterly dividend paid on June 15, 2006. On November 12, 2008, we announced the Board's decision to decrease the dividend to $0.03 per common share (annual rate of $0.12), commencing with the quarterly dividend paid on December 15, 2008. On March 13, 2009, a dividend of $0.03 per common share was announced. Each future quarterly dividend will be subject to Board approval based on the Company's financial results.

Overview of Results – 2008

The following table presents selected financial data for each of the two most recent financials years of the Company on a consolidated basis:

For the years ended December 31 (In thousands of US dollars, except per share data)	2008	% of Revenue	2007	% of Revenue
Revenue	**$ 61,526**	**100.0%**	$ 73,659	100.0%
Expenses				
Operating	**55,645**	**90.4%**	49,436	67.1%
General and administrative	**13,660**	**22.2%**	10,166	13.8%
Reorganization	**1,390**	**2.3%**	5,666	7.7%
Finance	**359**	**0.6%**	550	0.7%
Amortization	**5,931**	**9.6%**	6,566	8.9%
Poker room integration costs	**3,124**	**5.1%**	–	–
Impairments of long-term assets	**16,094**	**26.2%**	–	–
Departure costs of former CEO	**3,400**	**5.5%**	–	–
	99,603	**161.9%**	72,384	98.2%
(Losses)/earnings before undernoted	**(38,077)**	**(61.9%)**	1,275	1.8%
Interest income	**2,077**	**3.4%**	6,217	8.4%
Non-operating income	**102**	**0.2%**		
Earnings before minority interest and income taxes	**(35,898)**	**(58.3%)**	7,492	10.2%
Income taxes:				
Current	**542**	**0.9%**	4,056	5.5%
Future	**(1,026)**	**(1.6%)**	(3,063)	(4.2%)
	(484)	**(0.7%)**	993	1.3%
Earnings before minority interest	**(35,414)**	**(57.6%)**	6,499	8.9%
Minority interest	**(2,676)**	**(4.4%)**	971	1.3%
Net earnings and comprehensive income	**$ (32,738)**	**(53.2%)**	$ 5,528	7.6%
Total assets	**$ 105,806**		$ 170,633	
Dividend per share/quarter	**$ 0.03**		$ 0.12	

CryptoLogic's revenue, earnings and earnings per common share decreased for the year ended December 31, 2008, as compared with the same period of the previous year due to impairments of intangible assets associated with the Parbet acquisition, adjustments to the carrying value of certain software development projects, costs associated with the integration of our poker room with a third-party network, departure costs associated with the our former CEO and declines in casino and poker revenue.

Results of Operations – 2008

Revenue

CryptoLogic recorded revenues for the year ended December 31, 2008, of $61.5 million, a decline of 16.5% (2007: $73.7 million).

Licensing fees and services from our casino licensees are calculated as a percentage of a licensee's level of activity in its online casino site. Fees from online poker are based on a percentage of the licensee's "rake" per hand in regular or ring games (the rake is typically 5% of the pot, up to a maximum amount per hand) or fixed fees for entry into poker tournaments.

Internet Casino

Internet casino fee revenue decreased to $42.2 million or 14.7% for the year ended December 31, 2008 (2007: $49.5 million).

Fees or licensing revenue from our casino business is calculated as a percentage of a licensee's level of activity in its online casino site. This is affected by the number of active players on the licensee's site and their related gaming activity. In turn, these results are influenced by a number of factors such as the entertainment value of the CryptoLogic developed games, the frequency and success of new offerings and the effectiveness of the licensee's marketing programs. Internet casino revenue is also impacted by the relative strength of the US dollar to both the euro and the British pound as our licensees provide online casinos in these currencies for which we earn a percentage that is translated into US dollars, our functional currency.

In 2008, Internet casino fee revenue benefited from a $1.0 million reduction in expected royalty payments. In 2007, Internet casino fee revenue benefited from two non-routine items recorded during the year, a revision of our estimate to discharge future jackpot payouts of $4.5 million as well as a $2.0 million reduction in our accrual for contingencies. After normalizing for these items, Internet casino revenue decreased by approximately 4.2% in 2008. This decrease in revenue is due to the stronger US dollar in relation to both the euro and the British pound, the poor performance of a major licensee as well as general macro-economic conditions which primarily impacted the final quarter of fiscal 2008. The decrease in revenue is offset in part, by efforts to replace the business lost due to the passage in the US of the *Unlawful Internet Gambling Enforcement Act* ("UIGEA") by expanding in other markets primarily continental Europe and the successful release of its newest line-up of casino games.

Internet casino licensing and associated support fees constitute our core revenue base, representing 68.5% of our total revenue in 2008 (2007: 67.1%). While casino fees declined in absolute dollars they have increased as a percentage of total revenue because of the success of new games and the decline in poker.

We intend to continue delivering a succession of new product innovations, thereby generating additional activity and interest in our licensee sites. This, in turn, generates online licensee fees which will grow our casino business. While online casino fee revenue growth outside the US is predicted to remain strong, we expect organic growth will be insufficient to return to the 2006 revenue base in the short term. Consequently we continue to aggressively explore other alternatives including new licensees to increase revenues and continue to control costs as we grow revenues outside of the US and return to record levels of earnings.

Internet Poker

Poker fees remain a significant revenue contributor to the overall revenue of CryptoLogic at 22.4% of total 2008 revenue (2007: 26.5%). However, our Internet poker licensee fees declined to $13.8 million or 29.2% (2007: $19.5 million) primarily due to a slowing of growth in European poker.

CryptoLogic offers a "virtual" central poker room for its licensees. Fees from online poker are based on a percentage of the licensee's "rake" per hand in regular or ring games (the "rake" is typically 5% of the pot, up to a maximum amount per hand), or fixed entry fees for entry into poker tournaments. Online poker revenue is also impacted by the relative strength of the US dollar to both the euro and the British pound as our licensees provide online casinos in these currencies for which we earn a percentage that is translated into US dollars, our functional currency. Players prefer poker rooms with strong "liquidity" – rooms that offer high availability of games at the desired stake levels, in their currency of choice, on a 24/7 basis. During the year, the Company announced plans to merge its major poker customers into a third-party international poker network during the first quarter of 2009. We expect this integration to decrease poker revenues in absolute terms, but decrease costs associated with delivering poker revenues at a greater rate.

Other Revenue

Other revenue increased to $5.6 million or 19% (2007: $4.7 million), which included fees for software customization and advertising and marketing services generated from our portal business. The increase in other revenue is primarily due to a $1.2 million benefit associated with a review of our e-cash operations, which resulted in a reduction in expected future payments as well as increased advertising revenues associated with our portal business due to the acquisition of casino.co.uk. Partially offsetting these increases were fewer commerce-based transactions. Other revenues accounted for 9.1% of total revenue (2007: 6.4%).

International Diversification

CryptoLogic's global strategy has resulted in a geographically diversified business intended to mitigate the risks of ongoing legislative uncertainty in various countries, by increasing exposure to gaming-friendly jurisdictions like the UK, and benefiting from near-term growth opportunities in overseas markets.

Our strength in these markets is attributable to a licensee roster that includes some of the most respected names in European gaming. The United Kingdom's 2005 enactment of a law to regulate online gaming for the first time in that country continues to foster favorable growth for the Internet gaming industry, for our customers and for CryptoLogic. With the relocation of all licensees operations to Malta, a member of the European Union, access to the European markets is strengthened. CryptoLogic continues to build partnerships, develop products, and pursue new markets in Asia Pacific specifically with our $1.7 million investment in Jingle Inc., a leading supplier of online mahjong games, and our $0.6 million investment in Mobilebus, a leading game developer located in the republic of South Korea. This segment of the business is expected to grow in 2009 and 2010.

Recurring Revenue

CryptoLogic's strong recurring licensee fees reflect the strength of a revenue model based on building long-standing relationships with premium customers. In 2008, 90.9% (2007: 93.6%) of CryptoLogic's fee revenue was generated from software licensing and services contracts that generate recurring revenue.

During 2008, we began licensing individual branded games to leading online gaming companies and have secured several contracts which we will earn revenue on a revenue share basis. During 2009, the Company expects to complete the deployment of the games and is expected to generate significant revenue in 2009 and beyond. In addition, we have secured additional royalty rights including arrangements with DC Comics for the use of Batman and Superman and with Paramount Digital Entertainment for a collection of approximately 20 feature films. These additional royalty rights will provide ongoing interest in products, and better allow our licensees to attract customers.

Seasonality

Historically, the Group has experienced seasonality with slower sales in the second and third quarters, as the use of the Internet is not as strong in the summer months when players tend to spend less time indoors and at their computers. Historically, the first and fourth quarters (during the winter and autumn seasons) have been the strongest revenue periods.

Expenses

Consistent with prior years, during 2008 we incurred expenses in five categories: operating, general and administrative, reorganization charges, finance and amortization. Additionally, due to several factors including the Company's decision to merge its poker room and macro-economic factors, the Company has recorded poker room integration costs, impairments of long-term assets and departure costs associated with the Company's former CEO.

Total expenses increased to $99.6 million or 37.6% (2007: $72.4 million) primarily due to charges recorded in 2008 for impairments of long-term assets ($16.1 million), poker room integration costs ($3.1 million), departure costs associated with our former CEO ($3.4 million) as well as increased operating and general and administrative costs.

We continue to focus on maintaining close control over all discretionary expenditures as we align to the new market environment. We expect our costs to decrease in absolute terms substantially in 2009, as we execute on the reorganization plan announced in November 2008, where we expect to decrease recurring costs between $12 million to $15 million.

Operating Expense

CryptoLogic's operating expense comprises development and support expense, which includes all personnel and equity compensation costs for employee stock options and long-term incentive program; licensee support; e-cash systems and support costs; customer service expense; and expense related to regulatory compliance.

Development costs are expensed as incurred unless costs meet the criteria for deferral and amortization under generally accepted accounting principles.

Total operating expense was $55.6 million or 90.4% of revenue (2007: $49.4 million or 67.1%). The increase in operating expense was primarily due to approximately $6.1 million loss on foreign exchange recorded during the third and fourth quarters as the US dollar appreciated by approximately 34% against the British pound and 12% against the euro when the Company had significant net asset positions in these currencies. Other contributing factors to the increased operating expense for the twelve months ended December 31, 2008, when compared to the same period of the prior year were increased consulting costs and marketing costs, as the Company focused on adding to its developmental capacity and increasing its marketing activity in new and existing markets. Operating expense in 2008 was favorably impacted by reduced compensation, reduced costs recorded in connection with the Company's long-term incentive plan, and e-cash processing fees. The reduced cost associated with the Company's long-term incentive plan was due to revised expectations on the probability of meeting the respective targets.

We must continue our investment in our core product and services to help licensees grow market share and player loyalty despite the reduction in revenue. Consequently we have gaming capacity for additional licensee fees that we are aggressively looking to fill.

At December 31, 2008, CryptoLogic had 276 employees dedicated to implementing our strategy in a competitive and increasingly sophisticated market, down from 310 a year earlier.

General and Administrative Expense

General and administrative ("G&A") expense includes overhead and administrative expense, travel expense and professional fees relating to our business development, infrastructure and public company listings.

In 2008, G&A expense of $13.7 million represented 22.2% of revenue (2007: $10.2 million or 13.8%), an increase both as a percentage of revenue and in absolute dollars.

The increase in G&A expense in 2008 as compared with 2007 is a result of increased professional fees associated with our annual audit and compliance with *Sarbanes Oxley*, additional expense for tax planning, increased fees for advice for merger and acquisition opportunities and consulting fees associated with the protection of our intellectual property. G&A expense was also negatively impacted by increased occupancy costs associated with the establishment of our executive headquarters in the Republic of Ireland.

Reorganization Charges

In November 2008, the Company announced plans to merge its poker network with one of the world's leading gaming technology and services companies. Accordingly the Company has recorded a charge of $1.4 million primarily comprising severance costs and professional fees.

In 2007, the Company recorded reorganization charges associated with our establishment of the executive headquarters in the Republic of Ireland and the restructuring of the organization during the year. In 2007, such costs totaled $5.7 million or 7.7% of revenue and primarily comprise professional fees and expenses related to employee relocation and severance.

Amortization

Amortization expense is based on the estimated useful lives of the assets and includes the amortization of our investments in computer equipment, leasehold improvements, software licenses, and intangible assets to support our business activities.

Amortization expense was $5.9 million, or 9.6% of revenue (2007: $6.6 million or 8.9%). The decrease in amortization reflects lower investments in computer equipment, and software licenses offset by a full year of amortization of purchased intangibles for casino.co.uk and Parbet.com.

Poker-Room Integration Costs

During 2008, the Company announced its plans to integrate our poker operations with a third-party poker network. Accordingly the Company identified certain assets including software development projects and certain program costs where their carrying value exceeded the fair value of these assets. Poker room integration costs include poker related program costs of $2.5 million as well as the write off of in-process software development projects of $0.4 million and other costs of $0.2 million.

Impairments of Long-Term Assets

The Company regularly reviews its assets for impairment. During 2008, the Company determined that the carrying values of certain software development projects and intangible assets exceeded their fair value and took a charge of approximately $6.7 million and $7.2 million, respectively. Furthermore, the Company determined that the carrying value of its investment in Mikoishi, a game developer located in Singapore, was greater than its fair value and recorded a $2.2 million charge.

Departure Costs of Former CEO

In February 2008, the former President and CEO departed the Company. The Company has recorded a charge of approximately $3.4 million which included departure payments of approximately $2.9 million and related professional fees of $0.5 million.

Interest Income

Interest income, comprising interest earned on cash and short-term investment balances, declined to $2.1 million in 2008 (2007: $6.2 million). The decrease was as a result of lower cash balances due primarily to cash used in operating activities and lower interest rates earned on cash deposits.

Provision for Income Taxes

Income taxes were a benefit of $0.5 million (2007: expense of $1.0 million), and were net of a future income tax recovery. The decrease in 2008 primarily resulted from lower revenues and losses recognized. Changes in future income taxes result from differences between tax and accounting recognition with respect to certain of CryptoLogic's expenses.

CryptoLogic is subject to tax in many jurisdictions. Subject to significant changes in the tax rates of those jurisdiction or significant changes in our corporate structure, the Company generally expects a blended tax rate of approximately 15%.

Recent and proposed amendments to Section 261 of the *Income Tax Act* in Canada permit certain corporations resident in Canada to elect to determine their Canadian tax amounts in the corporation's "functional currency" as opposed to the general requirement that all amounts that are relevant to the computation of tax under the Canadian *Income Tax Act* be in Canadian dollars. As at December 31, 2008, the amending legislation had not met the requirement of being "substantively enacted" for purposes of Canadian generally accepted accounting principles. Accordingly, the effects of the October 2008 election have not been incorporated in the accompanying consolidated statements of earnings and comprehensive income for the year ended December 31, 2008. We expect this amendment to become law in the first quarter of 2009, which will allow us to record a benefit to income tax of approximately $1.4 million. We are subject to Canadian GAAP but taxes are based on the local rules and laws. Not all of our subsidiaries are resident in Canada and would pay the tax based on their local jurisdiction.

Minority Interest

Pursuant to a business reorganization implemented by way of an Ontario, Canada Superior Court of Justice approved plan of Arrangement and approved by the shareholders on May 24, 2007, the Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of the Company. As part of the Arrangement, the Company issued either an equivalent amount of common shares of the Company or, in the case of taxable Canadian residents, Exchangeable Shares of CEC, an indirect subsidiary of the Company.

The common shares of the Company owned by CEC are considered a non-controlling interest of the Company for accounting purposes only and consequently, a proportional amount of the net earnings before minority interest associated with subsidiaries directly or indirectly owned by CEC is recorded as minority interest.

Minority interest will continue until all Exchangeable Shares have been exchanged into common shares of the Company or until June 1, 2014, when CEC will redeem all outstanding Exchangeable Shares in return for common shares of the Company.

(Losses)/Earnings

CryptoLogic recorded a loss of approximately $32.7 million for the twelve months ended December 31, 2008, as compared with net income of $5.5 million for the same period in 2007. The decrease in profitability for the year ended December 31, 2008, as compared with the same period of the previous year was due to impairments of intangible assets associated with the Parbet acquisition, adjustments to the carrying value of certain software development projects, costs associated with the integration of our poker room with a third-party network, departure costs associated with our former CEO, reorganization charges and declines in casino and poker revenue.

Results of Operations – Fourth Quarter 2008

Fiscal 2008 Quarters	First	Second	Third	Fourth	**Annual**
(In thousands of US dollars, except per share data)					
Revenue	$ 19,317	$ 16,800	$ 14,049	$ 11,360	**$ 61,526**
Interest income	794	824	443	16	**2,077**
Net (loss)/earnings and comprehensive income	609	(1,493)	(5,886)	(25,968)	**(32,738)**
Basic (loss)/earnings per share	$ 0.06	$ (0.10)	$ (0.45)	$ (2.05)	**$ (2.55)**
Diluted (loss)/earnings per share	$ 0.06	$ (0.10)	$ (0.45)	$ (2.05)	**$ (2.55)**
Basic weighted average number of shares (000's)	13,932	13,934	13,866	13,820	**13,888**
Diluted weighted average number of shares (000's)	13,937	13,934	13,866	13,820	**13,888**

Fiscal 2007 Quarters	First	Second	Third	Fourth	Annual
(In thousands of US dollars, except per share data)					
Revenue	$ 19,562	$ 16,244	$ 17,503	$ 20,350	$ 73,659
Interest income	1,732	1,649	1,322	1,514	6,217
Net (loss)/earnings and comprehensive income	1,484	(2,621)	2,392	4,273	5,528
Basic (loss)/earnings per share	$ 0.11	$ (0.19)	$ 0.19	$ 0.36	$ 0.47
Diluted (loss)/earnings per share	$ 0.10	$ (0.19)	$ 0.19	$ 0.36	$ 0.47
Basic weighted average number of shares (000's)	13,817	13,901	13,917	13,927	13,891
Diluted weighted average number of shares (000's)	13,834	13,901	13,930	13,977	13,907

Revenue

Revenue in the fourth quarter was $11.4 million, a decrease of 44.2% as compared with the same period in the prior year (Q4 2007: $20.4 million).

Internet Casino

Internet casino revenue decreased 44.3% to $7.8 million for the quarter ended December 31, 2008, when compared to the same period in the prior year (Q4 2007: $14.0 million). Casino revenue accounted for 68.5% of total revenue for the fourth quarter of 2008. Revenue, when compared to the third quarter of 2008 decreased by 23.2% due primarily to the strengthening of the US dollar when compared to the British pound and euro as well as macro-economic conditions.

Fees or licensing revenue from our casino business is calculated as a percentage of a licensee's level of activity in online casino site. Such revenue is affected by the number of active players on the licensee's site and their related gaming activity. In turn, these results are influenced by a number of factors such as the entertainment value of the CryptoLogic developed games, the frequency and success of new offerings and the effectiveness of the licensee's marketing programs. Internet casino revenue is also impacted by the relative strength of the US dollar to both the British pound and the euro as our licensees provide online casinos in these currencies for which we earn a percentage that is translated into US dollars, our functional currency.

Internet Poker

Fourth quarter 2008 Internet poker revenue decreased 41.3% to $2.7 million (Q4 2007: $4.6 million), and represented 23.5% of total revenue for the fourth quarter (Q4 2007: 22.6%). Reduction in Internet poker revenue is due to a general slowing of growth rates in the European industry.

CryptoLogic, through its wholly-owned subsidiary WagerLogic offers a "virtual" central poker room for its licensees. Fees from online poker are based on a percentage of the licensee's "rake" per hand in regular or ring games (the "rake" is typically 5% of the pot, up to a maximum amount per hand), or fixed entry fees for entry into poker tournaments. Players prefer poker rooms with strong "liquidity" – rooms that offer high availability of games at the desired stake levels, in their currency of choice, on a 24/7 basis. During the quarter, the Company announced plans to merge its major poker customers into a third-party international poker network during the first quarter of 2009. We expect this integration to decrease poker revenues in absolute terms, but decrease costs associated with delivering poker revenues at a greater rate.

Other Revenue

Other revenue includes revenue earned by our portals business, fees for software customization, fees for marketing support and certain commerce based transactions and other non-recurring revenue. Other revenue decreased in Q4 2008 to $0.9 million or 49.6% (Q4 2007: $1.8 million). In Q4 2007, the Company recorded revenue associated with a termination agreement of approximately $0.4 million. The decrease in other revenue is primarily due to the impact of this non-recurring item. Other revenue was also negatively impacted by lower commerce-based transactions and the impact of the strengthening of the US dollar when compared to the British pound and the euro.

Expenses

Operating Expense

Operating expense comprises development and support expense, which includes all personnel and equity compensation costs for employee stock options and the long-term incentive program; licensee support; e-cash system and support costs; customer service expense; and staffing for regulatory compliance.

Fourth quarter operating expense was $13.3 million, or 117.4% of revenue (Q4 2007: $12.7 million or 62.3% of Q4 2007 revenue). The increase in operating expense was primarily due to a $1.5 million loss on foreign exchange recorded during the quarter as the US dollar appreciated by approximately 26% against the British pound and by 4% against the euro. The Company had taken steps to mitigate any risk of foreign exchange and thus suffered to a lesser degree than in the third quarter. Other contributing factors to the increased operating expense for the twelve months ended December 31, 2008, when compared to the same period of the prior year were increased consulting costs and marketing costs, as the Company focused on adding to its developmental capacity and increasing its marketing activity in new and existing markets. Operating expense in fourth quarter of 2008 was favorably impacted by reduced compensation, reduced costs recorded in connection with the Company's long-term incentive plan, and e-cash processing fees.

Poker-Room Integration Costs

During the fourth quarter of 2008, the Company announced its plans to integrate our poker operations with a third-party poker network. Accordingly, the Company identified certain assets including intangible assets, software projects and certain program costs where their carrying value(s) exceeded the fair value of these assets. Poker room integration costs include poker-related program costs of $2.5 million as well as the write off in process software development projects of $0.4 million and other costs of $0.2 million.

Impairments of Long-Term Assets

The Company regularly reviews its assets for impairment. During 2008, the Company determined that the carrying values of certain software development projects and intangible assets exceeded their fair value and took a charge of approximately $6.7 million and $7.2 million, respectively. Furthermore, the Company determined that the carrying value of its investment in Mikoishi, a game developer located in Singapore, was greater than its fair value and recorded a $2.2 million charge.

Departure Costs of Former CEO

In February 2008, the Company's former President and CEO departed the Company. The Company has recorded a charge of approximately $1.6 million in the fourth quarter and $3.4 million for the twelve months ended December 31, 2008. This charge included departure payments of approximately $2.9 million and related professional fees of $0.5 million.

Net (loss)/earnings

Losses in Q4 2008 were $26 million or $(2.05) per diluted share (Q4 2007: earnings of $4.3 million or $0.36 per diluted share).

Liquidity and Capital Resources

CryptoLogic remained debt-free in 2008 and remained highly liquid as our balance sheet had net cash of $43.8 million (2007: $77.5 million). With the available cash resources we continue to have the financial strength and flexibility to continue our growth strategy, pay dividends, repurchase our own common shares through issuer bids and consider acquisition opportunities as they arise.

Net Cash Position

At December 31, 2008, CryptoLogic ended the year with $43.8 million of net cash (comprising cash and cash equivalents, restricted cash and security deposits) or $3.15 per diluted share (December 31, 2007: $77.5 million or $5.57 per diluted share). The decrease in net cash of $33.7 million is primarily due to the dividends paid of $5.4 million, repurchase of common shares under the Normal Course Issuer Bid of $1.4 million, capital expenditures of $4.5 million, investments in Asia of $2.7 million, earn out payment with casino.co.uk of $1.3 million, tax payments of $4.8 million and operating losses offset in part by a decrease in restricted cash. CryptoLogic continues to be debt-free.

We pledge $0.3 million in a security deposit at year-end (2007: $1.5 million). We maintain security on deposits as collateral granted to banks and payment processors that process deposit transactions on our behalf.

We are also required to maintain a deposit of $5.0 million (2007: $20.0 million) to support a letter of credit to the Lottery Gaming Authority of Malta to support user funds on deposit.

At December 31, 2008, we were required to maintain a deposit of $2.2 million that would have been paid to the Company's former CEO if there had been a change in control of the Company prior to April 30, 2009.

Operating Activities

Cash flow used in operating activities was $18.6 million for the year ended December 31, 2008. (2007: $11.9 million). Several factors contributed to the decrease in cash flow from operating activities from the prior year including, but not limited to:

- losses from operations primarily due to reduced revenues and realized losses on foreign exchange;
- departure costs associated with the termination of the Company's CEO; and
- working capital movements of $10.4 million associated with payments of tax and other liabilities.

Financing Activities

In 2008, $6.7 million was used for financing activities (2007: $2.8 million) primarily for repurchases of common shares under the Normal Course Issuer Bid of $1.4 million and dividends paid of $5.4 million.

While each future quarterly dividend is subject to Board approval based on our financial results for that particular period and the Board's view from time to time on the optimal uses of cash, we expect to continue paying dividends on a regular basis. However, as noted above, during 2009, we should start to trend toward quarterly revenue run rates similar to those realized prior to the UIGEA enactment, and continue to strive for net margins (net earnings as a percentage of revenue) in excess of 20%.

Investing Activities

Investing activities provided $6.2 million in 2008 (2007: cash used in investing activities of $6.8 million). The increase in cash provided by investing activities was due to reductions in restricted cash and security deposits of $14.7 million as the Company reduced the amount to be maintained to support a letter of credit to the Lottery Gaming Authority of Malta to support user funds, offset by capital expenditure of $4.5 million primarily associated with infrastructure improvements and the Company's relocation of its HQ to Dublin, Ireland and investments in Jingle Inc., 568 and Mobilebus of $2.7 million as the Company executes on its expansion plans in Asia.

Working Capital

CryptoLogic's working capital at December 31, 2008, was $41.2 million or $2.97 per diluted share (December 31, 2007: $68.2 million or $4.90 per diluted share).

In the foreseeable future, we expect our cash needs to be funded through existing cash resources and operating cash flow. Our liquidity gives us the financial flexibility to continue to invest in our business and take advantage of opportunities in our markets, consider potential strategic acquisitions, pay shareholders dividends, and repurchase common shares under our Normal Course Issuer Bid.

User Funds Held on Deposit

User funds held on deposit decreased 51.6% to $10.8 million at December 31, 2008 (2007: $22.3 million). The decrease in user funds is due primarily to the reduction in our poker business.

Capitalization

Since inception, CryptoLogic has had neither debt nor unutilized credit facilities. At December 31, 2008, CryptoLogic had 12,728,077 common shares outstanding and 1,095,211 stock options outstanding. The 12,728,077 outstanding common shares excludes 1,090,974 (2007: 1,114,494) exchangeable shares in CryptoLogic Exchange Corporation ("CEC") which are entitled to be exchanged on a one-for-one basis for common shares of the Company. Including the exchangeable shares of CEC, the outstanding common shares of the Company would be 13,819,051 (2007: 13,928,231). As of March 25, 2009 there were 12,731,979 common shares of CryptoLogic outstanding and 1,087,972 exchangeable shares in CEC outstanding.

As part of the 2007 reorganization, Canadian residents received Exchangeable Shares of CEC, an indirect subsidiary of CryptoLogic. The Exchangeable Shares are, as nearly as practicable, the economic equivalent of common shares of CryptoLogic. For accounting purposes, the acquisition is accounted for using the continuity of interest method, which recognizes CryptoLogic as the successor entity to CryptoLogic Inc. The Exchangeable Shares can be exchanged for an equivalent amount of common shares of the Company at anytime and are accounted for as a minority interest. On June 1, 2014, CryptoLogic through its subsidiaries will redeem not less than all of the then outstanding Exchangeable Shares for an amount per share equal to the redemption price. The redemption price will be satisfied through the issuance and delivery of one common share of CryptoLogic for each Exchangeable Share. CryptoLogic has issued a special voting share to a third-party trustee, the purpose of which is to provide holders of Exchangeable Shares with the right to vote on matters to be voted on by CryptoLogic shareholders. All outstanding options of CryptoLogic Inc. as of the date of the Arrangement were fully assumed by CryptoLogic under the same terms and conditions as originally granted by CryptoLogic Inc. The Exchangeable Shares provide those shareholders with the same voting and dividend rights as the common shares of CryptoLogic. No additional Exchangeable Shares will be issued and all stock options will give rise to the issue of additional common shares of CryptoLogic.

From December 3, 2008 to December 2, 2009, CryptoLogic has, through its Normal Course Issuer Bid, authorization to repurchase up to 1,267,871 common shares, under which we have yet to buy back any common shares. Our buyback programs allow us to repurchase our common shares on occasions when we believe that our common share price provides an opportunity to reduce our outstanding share capital at an attractive price. Under the 2007 Normal Course Issuer Bid, we repurchased and cancelled 124,905 common shares during 2008 for a total cost of $1.4 million.

Cash commitments and contractual obligations

The following table summarizes our outstanding cash commitments as of December 31, 2008:

(In thousands of US dollars)	Total	Less than 1 year	2–3 years	4–5 years	After 5 years
Facility leases	$ 13,666	$ 2,300	$ 4,540	$ 4,292	$ 2,534
Minimum royalty payments and purchase commitments	$ 5,850	$ 1,693	$ 3,478	$ 679	$ –
Total outstanding cash commitments	$ 19,516	$ 3,993	$ 8,018	$ 4,971	$ 2,534

Total cash commitments at the end of fiscal 2008 were $19.5 million (2007: $17.6 million). The Company has entered into lease agreements for premises expiring at various periods up to July 2015.

Research and Development

CryptoLogic makes significant investments in research and development to remain competitive with technology advancements and product evolution in the global online gaming market. Research and development personnel comprised 34% of our workforce at 2008 year-end (2007: 23%).

Critical Accounting Estimates

CryptoLogic's accounting policies are specified in the notes to our financial statements, in particular note 1. The accounting estimates discussed below are considered particularly important as they require judgments by management. Management has instituted policies that are intended to ensure these judgments are well controlled and consistently applied from period to period.

Each time progressive jackpot casino games are played by an end-user a specified amount is added to the "Jackpot". The "Jackpot" is won by a player on a random basis and is not predictive. Each "Jackpot" also has a minimum amount of prize money. As the "Jackpot" progresses the Company regularly collects funds from participating licensees and assumes the liability of future "Jackpot" wins. Management provides for the "Jackpot" based on frequency of each game played, history of wins and minimum prize requirements.

During 2007, the Company performed an analysis of the accumulation of the funds in the jackpot and a statistical analysis of the amounts required to address jackpot payouts. Consequently, the Company revised its estimated liability based on this analysis. In 2007, this change of estimate resulted in the reduction of the liability for jackpot accrual and a corresponding increase in revenue of $4.5 million.

The Company may receive from time to time claims and enter into litigation arising out of the ordinary course and conduct of business including intellectual property matters. Management assesses such claims, and if considered likely to result in material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. Management does not make provisions for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable. Adjustments will be made to the accrual for such amounts as new information is obtained or the claim settled. During the year, the Company reviewed its accounting for certain contingencies and determined $1.0 million was no longer required, which increased revenue by a corresponding amount.

Accounting for both current and future tax requires the Company to make assumptions, judgments and estimates about current tax laws, which require certain interpretations of tax laws in several jurisdictions around the world as well as possible outcomes of current and future audits conducted by the respective tax authorities. The Company has established reserves for income taxes to address potential exposures involving tax positions that could be challenged by tax authorities. Although the Company believes our assumptions, judgments and estimates are reasonable, changes in tax laws or our interpretation of tax laws and the resolution of the current and any future tax audits could significantly impact the amounts provided for income taxes in its consolidated financial statements.

The Company's assumptions, judgments and estimates relative to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income, such as income from operations or capital gains income. Actual operating results and the underlying amount and category of income in future years could render our current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate. Any of the assumptions, judgments and estimates mentioned above could cause the Company's actual income tax obligations to differ from its estimates, thus materially impacting its financial position and results of operations.

The Company has a stock option plan where the amount of compensation expensed is determined using an option pricing model. In addition, the Company provides a long-term incentive program where the amount of the compensation expensed is determined based on estimated performance criteria and the Company's stock price. Calculations for these plans with the necessary assumptions inherently mean judgments are required by management.

Recently issued and adopted accounting pronouncements

Recently issued accounting pronouncements

Canadian Institute of Chartered Accountants Handbook ("Handbook") Section 3064, Goodwill and Intangible Assets

Section 3064, Goodwill and Intangible Assets, is effective from January 1, 2009 and converges accounting for goodwill and intangible assets under Canadian GAAP with International Financial Reporting Standards. The new standard provides more comprehensive guidance on intangible assets, particularly for internally developed intangible assets. The Company is evaluating the impact of adopting the above standard on its consolidated financial statements.

International Financial Reporting Standards ("IFRS")
In February 2008, the Accounting Standards Board ("AcSB") confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada. In April 2008, the AcSB issued an IFRS Omnibus Exposure Draft proposing that publicly accountable enterprises be required to apply IFRS, in full and without modification, on January 1, 2011.

On June 27, 2008, the Canadian Securities Administrators ("CSA") issued Staff Notice 52-321, Early Adoption of IFRS which indicated that the CSA would be prepared to grant an exemption to allow Canadian financial statement issuers to adopt IFRS early on a case-by-case basis, provided that they could demonstrate that they met certain conditions.

The adoption of IFRS will require the restatement of amounts reported by the Company for its previous year ended, and of the opening balance sheet as at the date of adoption.

The Company is continuing to assess the financial reporting impacts of the adoption of IFRS and, at this time, the impact on future financial position and results of operations is not reasonably determinable or estimable. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required.

The IFRS conversion project consists of three phases: Scoping and Diagnostics, Analysis and Development, and Implementation and Review.

Phase One: Scoping and Diagnostics, which involves identification of differences between current Canadian GAAP and IFRS is underway.

Phase Two: Analysis and Development involves detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies provided for under IFRS; identification and design of operational and financial business processes; initial staff and audit committee training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition to IFRS; summarization of 2011 IFRS disclosure requirements; and development of required solutions to address identified issues.

Phase Three: Implementation and Review will involve the execution of changes to information systems and business processes; completion of formal authorization processes to approve recommended accounting policy changes; and further training programs across the Company's finance and other affected areas, as necessary. It will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements and reconciliations; embedding of IFRS in business processes; and, audit committee approval of IFRS-compliant financial statements.

Recently adopted accounting pronouncements
Handbook Section 1535, Capital Disclosures
Handbook Section 1535, Capital Disclosures ("Section 1535"), establishes standards for disclosing information about a company's capital and how it is managed to enable users of financial statements to evaluate the Company's objectives, policies and procedures for managing capital. This section is effective for the Company's fiscal year ending December 31, 2008. The Company has adopted the above standard and included the required disclosures in the notes to the consolidated financial statements.

Handbook Section 3862, Financial Instruments – Disclosures
Handbook Section 3862, Financial Instruments – Disclosures ("Section 3862"), requires disclosure in the financial statements that will enable users to evaluate the significance of financial instruments for a company's financial position and performance, the nature and extent of risks arising from financial instruments to which a company is exposed during the period and at the balance sheet date, and how the Company manages those risks. This accounting standard is effective for the Company's fiscal year ending December 31, 2008. The Company has adopted the above standard and included the required disclosures in the notes to the consolidated financial statements.

Handbook Section 3863, Financial Instruments – Presentation

Handbook Section 3863, Financial Instruments – Presentation ("Section 3863"), establishes standards for presentation of financial instruments and non-financial derivatives. This section complements the existing Handbook Section 3861, Financial Instruments – Disclosure and Presentation. This accounting standard is effective for the Company's fiscal year ending December 31, 2008. The Company has adopted the above standard and included the required disclosures in the notes to the consolidated financial statements.

Related Party Transactions

In the normal course of operations, the Company engages the services of a law firm in which a member of the Board of Directors is a partner. Fees paid to this firm were $0.4 million in 2008 (2007 – $0.9 million). At December 31, 2008, there were $0.03 million outstanding (2007 – $0.09 million).

During 2008, the Company also engaged another law firm in which one of its board members is a partner, but the fees were not material (2007 – $0.3 million). As at December 31, 2008, there were no amounts outstanding.

Disclosure Controls and Procedures

An evaluation of the effectiveness of the design and operation of our "disclosure controls and procedures" as of the end of the period covered by this Management's Discussion and Analysis was made under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company's President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"), and reconciled to United States GAAP. It includes those policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the Company, provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures are made only in accordance with authorization of management and the Board of Directors, and that prevention or timely detection of the unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the annual or interim financial statements of the Company, is assured.

Management assessed the effectiveness of internal control over financial reporting as at December 31, 2008. Management based its assessment on criteria established in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and concludes that, as of December 31, 2008, internal control over financial reporting is effective.

Changes in Internal Controls

There have been no changes in our "internal control over financial reporting" that occurred during the quarter ended December 31, 2008, that have materially affected or are reasonable likely to materially affect our internal control over financial reporting.

Risks and Uncertainties

An investment in the Company involves significant risks. Accordingly, prospective investors should consider carefully the specific risk factors set out below in addition to the other information contained in this document before investing in the Company. CryptoLogic considers the following risks to be all of the material risks for potential investors, but these risks do not necessarily comprise all those associated with an investment in the Company and are not set out in any particular order or priority. Additional risks and uncertainties not presently known to CryptoLogic, or that the Board currently considers immaterial, may also affect the business, financial condition, results or future operations of the Company and the trading price of the common shares. If any of the following risks materialize, the business, financial conditions, results or future operation could be materially and adversely affected. In such circumstances, the trading price of the common shares could decline and investors could lose part or all of their investment. Before making any investment decision, prospective investors are advised to consult an independent adviser who specializes in advising upon investments.

(a) Industry Risks

Government Regulation

The Company and our licensees are subject to applicable laws in the jurisdictions in which they operate. Our licensees hold government licenses to operate Internet gaming sites in Malta. Some jurisdictions have introduced regulations attempting to restrict or prohibit Internet gaming, while other jurisdictions have taken the position that Internet gaming is legal and have adopted or are in the process of considering legislation to regulate Internet gaming.

While the UK and other European countries such as Malta and Gibraltar are adopting a regulated online gaming approach, there are some opposing views. Some countries, including Italy, Germany and France, where there are state-owned monopolies, are taking action aimed at banning foreign online gaming operators. Such actions by these European Union (EU) member states are in conflict with a decision of the European Court of Justice that challenges the monopolies and have prompted the European Commission (EC) to look at creating new legislation that could harmonize online gaming within the EU, which is in line with the EC's goal to encourage a free and open cross-border market. There is no indication that any such directives will be introduced in the near term. In the meantime, however, the EC has initiated infringement proceedings against some member states in relation to perceived breaches of Articles 43 and 49 of the *EC Treaty* (which articles enshrine the principles of freedom of establishment and movement of services).

As companies and consumers involved in Internet gaming are located around the globe, including our licensees and their players, there is uncertainty regarding which government has authority to regulate or legislate the industry. Legislation designed to prohibit Internet gaming was enacted on October 13, 2006 in the United States (UIGEA), and may be adopted in other jurisdictions.

Future decisions may have a material impact on our operations and financial results. There is a risk that governmental authorities may view us or our licensees as having violated the local law of their end-users, despite CryptoLogic's requirement that each licensee is licensed to operate an Internet gaming business by the governmental authority of the country in which the gaming servers associated with the licensees' gaming operations are located. Therefore, there is a risk that civil and criminal proceedings, including class actions brought by or on behalf of public entities or private individuals, could be initiated against us, our licensees, Internet service providers, credit card processors, advertisers and others involved in the Internet gaming industry and could involve substantial litigation expense, penalties, fines, injunctions or other remedies or restrictions being imposed upon us or our licensees or others while diverting the attention of key executives. Such proceedings could have a material adverse effect on our business, revenues, operating results and financial condition.

There can be no assurance that prohibiting legislation will not be proposed and passed in potentially relevant jurisdictions to legislate or regulate various aspects of the Internet or the Internet gaming industry. The burden of compliance with any such legislation may have a material adverse effect on our business, financial condition and results of operations.

There have recently been a number of legal developments associated with the manner in which the business of gaming, and in particular, Internet gaming, is treated in the UK and Continental Europe. Some of these developments can be considered as positive and some as negative. In this regard a brief summary of the regulatory situation in the UK and Europe follows:

United Kingdom

In September 2007, the UK *Gambling Act* went into force, which regulates online gaming for the first time in that jurisdiction. Most of the underlying codes in relation to entities established in the UK, or marketing into the UK have now been enacted. However, there is no assurance that the UK regulatory regime as interpreted by the Gambling Commission, the *Gambling Act*'s regulator, will provide a commercially viable market and may create restrictions that would have a material adverse effect on CryptoLogic's customers, business, revenues, operating results and/or financial condition.

Continental Europe

France and Germany:

France and Germany in particular appear to be moving towards imposing greater restrictions on internet gaming operators, both by virtue of proposed changes to legislation and through heightened enforcement measures. In June of 2008, according to the French budget minister, France is set to begin a "controlled opening up" of online gambling markets over the next 18 months. It is possible that adverse legal developments in these countries could have a material adverse impact on the Company and/or its licensees. As of January 1, 2008, an extensive ban outlawing almost all forms of online gambling has been ratified by at least 13 of 16 German states. This ban, known as the *German Interstate Treaty* ("GST"), bans all Web-based gambling or brokering of all wagering and betting games over the Internet, specifically including the placement of bets with companies located in other countries. The GST, however, is currently subject to an appeal before the European Commission.

Italy:

Recent willingness by the Italian government to regulate certain forms of Internet gaming could be perceived as indicative of a liberalization of the Internet gaming industry as a whole in that country. However, at present, the form of regulation put forward has failed to create attractive market conditions for many operators. As such, notwithstanding the fact that this market may appear to be liberalizing, in practice, they have not liberalized in a manner, or to a degree, that is helpful to the Company or its licensees. The Company and its licensees remain at risk that Italy may take aggressive action against parties whose operations at are not licensed pursuant to the regulatory regimes established by this country.

Spain:

Madrid's regional government has recently implemented new legislation to regulate Internet gaming but it only permits services to be supplied by the licensed entity to Madrid residents. Therefore obtaining a license may be of little commercial value to any operator. Other regions may follow suit. However Spain historically has taken little or no enforcement action against operators of Internet gaming which are based outside the jurisdiction. There is no guarantee however that this position will remain the same if the system of regulation becomes more widespread (so as to create a value in obtaining a license).

Holland:

CryptoLogic's licensees presently operate in the Dutch market and the Dutch government has consistently taken steps to support and protect Holland Casino's monopoly including taking legal action against Internet gaming operators. In the event that the Dutch government seeks to take further steps to protect the online business of Holland Casino by discouraging other operators from operating in the Dutch marketplace, either through changes in legislation or enforcement measures, the Company's licensees (and CryptoLogic accordingly) could be adversely impacted. In 2008, in a narrow vote, the Dutch parliamentarians decided not to allow its state-sponsored casino operator,

Holland Casino, to operate its own casino and poker room software which was to be supplied by CryptoLogic. CryptoLogic was fully compensated for its development work.

Scandinavia:
Governments in most Scandinavian countries have attempted to discourage their citizens from gambling with online operators by taxing their citizens' winnings. Generally speaking, winnings realized through a state-sponsored operator are not taxable, but winnings from other sources can be subject to inconsistent application of taxation law in relation to domestic and non-domestic products in the EU. Until such time as the tax authorities in the various countries make an official pronouncement on the manner in which these tax laws will be applied, it is unclear as to what impact these tax policies will have on the business of the Company's licensees. In Norway, The government banned online gambling in December 2008, a ban that will come into force by the end of 2009. The ban, challenged by the EU, means only state-owned gambling services will remain legal. In Denmark, the state monopoly on online gambling is being reconsidered by Danish government in light of European Union criticism.

United States

Since the enactment of UIGEA in October 2006, the Company has prohibited its licensees from taking any wagers from the US. The UIGEA made it illegal to accept any funds connected with unlawful Internet gaming, although some US enforcement agencies claimed that previous existing legislation similarly outlawed both the supply and related payments. Although CryptoLogic historically derived a majority of its revenues from sources outside of the US, given that the Company had previously derived licensing revenue and provided payment processing solutions (through its e-cash services) on behalf of some licensees who took wagers from the US, there is no guarantee that the US Department of Justice will not seek to prosecute the Company, its officers or directors for alleged historic transgressions or similarly prosecute its licensees or their directors or shareholders. Such proceedings could result in criminal penalties, substantial fines, damages and sequestration of assets. They also could damage the reputation of the Company, divert the time of the Company's key executives and have a material adverse effect on the business, revenues, operating results and/or financial condition of the Company.

Payment Processing

With the enactment of the UIGEA, financial institutions in the United States ceased to accept online gaming transactions. This event continued to have a negative impact on the Internet gaming industry as a whole, on our licensees, and on the Company, as evidenced by lower revenues and earnings in 2008. There can be no assurance that other financial institutions or credit card issuers outside the United States will not enact additional restrictions. Any such developments would have a material adverse effect on our business, revenues, operating results and financial condition. The loss of a major payment option could have a material adverse affect on our business. In the occurrence online gaming transactions are again accepted in the United States, we would expect revenues and earnings to increase.

There can be no assurance that our systems and measures in place will or can guarantee protection against fraudulent activities and unauthorized access from minors, which could have a material adverse effect on our reputation, business, revenue, operating results and financial conditions. We attempt to mitigate these concerns with systematic controls and a dedicated fraud team. There is an audit trail for every transaction contrary to land-based gaming activities that are primarily cash processors. As well, we establish relationships with financial institutions that are subject to stringent banking regulations in their respective jurisdictions.

E-commerce Law

In addition to regulations pertaining specifically to online gaming, we may become subject to any number of laws and regulations that may be adopted with respect to the Internet and electronic commerce. New laws and regulations that address issues such as user privacy, pricing, online content regulation, taxation, advertising, intellectual property, information security, and the characteristics and quality of online products and services may be enacted.

As well, current laws, which predate or are incompatible with the Internet and electronic commerce, may be applied and enforced in a manner that restricts the electronic commerce market. The application of such pre-existing laws regulating communications or commerce in the context of the Internet and electronic commerce is uncertain. Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement, libel and personal privacy are applicable to the Internet.

The adoption of new laws or regulations relating to the Internet, or particular applications or interpretations of existing laws, could decrease the growth in the use of the Internet, decrease the demand for our products and services, increase our cost of doing business or could otherwise have a material adverse affect on our business, revenues, operating results and financial condition.

Current Global Financial Condition

Current global financial conditions have been characterized by increased volatility and several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to public financing has been negatively impacted by both the rapid decline in value of sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market. These factors may impact the ability of the Company to obtain equity or debt financing in the future on terms favourable to the Company. If such increased levels of volatility and market turmoil continue, the Company's operations could be adversely impacted and the trading price of the Common Shares may be adversely affected.

Internet Viability and System Infrastructure and Reliability

The growth of Internet usage has caused frequent interruptions and delays in processing and transmitting data over the Internet. There can be no assurance that the Internet infrastructure or the Company's own network systems will continue to be able to support the demands placed on it by the continued growth of the Internet, the overall online gaming industry or that of our customers.

The Internet's viability could be affected if the necessary infrastructure is not sufficient, or if other technologies and technological devices eclipse the Internet as a viable channel.

End-users of our software depend on Internet Service Providers ("ISPs"), online service providers and our system infrastructure for access to the Internet gaming sites operated by our licensees. Many of these services have experienced service outages in the past and could experience service outages, delays and other difficulties due to system failures, stability or interruption. Our licensees may lose customers as a result of delays or interruption in service, including delays or interruptions relating to high volumes of traffic or technological problems. As a result, we may not be able to meet a level of service that we have contracted for, and we may be in breach of our contractual commitments, which could materially adversely affect our business, revenues, operating results and financial condition.

Market Demand

The Internet gaming industry continues to evolve rapidly and is characterized by an increasing number of market entrants. The demand and acceptance for new products and services are subject to a level of uncertainty and growing competition, and if our production services do not continue to receive market acceptance, our business, revenues, operating results and financial condition could be materially adversely affected.

Internet Security

Our Internet gaming software and electronic commerce services are reliant on technologies and network systems to securely handle transactions and user information over the Internet, which may be vulnerable to system intrusions, unauthorized access or manipulation. As users become increasingly sophisticated and devise new ways to commit fraud, our security and network systems may be tested and subject to attack. We have experienced such system attacks in the past and implemented measures to protect against these intrusions. However, there is no assurance that all such intrusions or attacks will or can be prevented in the future, and any system intrusion/attack may cause a delay, interruption or financial loss, which could have a material adverse effect on our business, revenue, operating results and financial condition.

Reliance on Other Parties

Our electronic commerce product relies on ISPs to allow our licensees' customers and servers to communicate with each other. If ISPs experience service interruptions, it may prevent communication over the Internet and impair our ability to carry on business. In addition, our ability to process e-commerce transactions depends on bank processing and credit card systems. In order to prepare for system problems, we are strengthening and enhancing our current facilities and the capability of our system infrastructure and support. Nevertheless, any system failure as a result of reliance on third-parties, including network, software or hardware failure, which causes a delay or interruption in our e-commerce services could have a material adverse effect on our business, revenues, operating results and financial condition.

Competition

Licensees of our software compete with existing and established recreational services and products, in addition to other forms of entertainment. Our success will depend, in part, upon our ability to enhance our products and services to keep pace with technological developments, respond to evolving customer requirements and achieve continued market acceptance.

We compete with a number of public and private companies, which provide electronic commerce and/or Internet gaming software. In addition to known current competitors, traditional land-based casino operators and other entities, many of which have significant financial resources, an entrenched position in the market and name-brand recognition, may provide Internet gaming services in the future, and thus become our competitors. As well, such companies may be able to require that their own software, rather than the software of others, including our gaming software or our e-cash systems and support, be used in connection with their payment mechanisms.

The barriers to entry into most Internet markets are relatively low, making them accessible to a large number of entities and individuals. We believe the principal competitive factors in our industry that create certain barriers to entry include reputation, technology, financial stability and resources, proven track record of successful operations, critical mass (particularly relating to online poker), regulatory compliance, independent oversight and transparency of business practices. While these barriers will limit those able to enter or compete effectively in the market, it is likely that new competitors will be established in the future, in addition to our known current competitors.

Increased competition from current and future competitors has and may in the future result in price reductions and reduced margins, or may result in the loss of our market share, any of which could materially adversely affect our business, revenues, operating results and financial condition.

Dependence on Licensees

In fiscal 2008, our top seven licensees accounted for approximately 81% (2007: 79%) of our total revenue. In addition, all our key licensees operate from one licensing jurisdiction. The loss of one or more of these key licensees, or the loss of their license to operate in the licensing jurisdictions, could have a material adverse effect on our business, revenues, operating results and financial condition.

Risks Regarding Renewals

Licensing contracts generally have three-year terms, are exclusive, and have renewal provisions, which provide us with a long-term ongoing revenue stream. Contracts are subject to renewal, renegotiation and may be contingent on certain performance requirements. There can be no assurance that license agreements will be renewed or that there will not be a material change in the terms of the contract, which could adversely affect our business, revenues, operating results and financial condition.

Chargebacks

We are subject to exposure in regard to chargebacks, which may also result in possible penalties and elimination of the payment option. Chargebacks are any deposit transaction credited to a user's account that is later reversed or repudiated. While the Company has fraud control measures to minimize exposure and provision for chargebacks, this factor could have a material adverse effect on our business, revenues, operating results and financial conditions.

Foreign Operations

As companies and consumers involved in Internet gaming, including the players of our licensees, are located around the globe, there is uncertainty regarding exactly which government has jurisdiction or authority to regulate or legislate with respect to various aspects of the industry. The uncertainty surrounding the regulation of Internet gaming in the various jurisdictions in which we operate could have a material adverse effect on our business, revenues, operating results and financial condition.

There are certain difficulties and risks inherent in doing business internationally, including the burden of complying with multiple and conflicting regulatory requirements, foreign exchange controls, potential restrictions or tariffs on gaming activities that may be imposed, potentially adverse tax consequences and tax risks, and changes in the political and economic stability, regulatory and taxation structures, and the interpretation thereof, of jurisdictions in which we, our subsidiaries and our licensees operate, and in which our licensees' customers are located, all of which could have a material adverse effect on our business, revenues, operating results and financial condition.

There can be no assurance that we will be able to sustain or increase revenue derived from international operations or that we will be able to penetrate linguistic, cultural or other barriers to new foreign markets.

Foreign Exchange

Our financial results are reported in US currency, which is subject to fluctuations in respect of the currencies of the countries in which we operate, including British pounds, euros, and Canadian dollars. This was a significant challenge in 2008, as the US dollar – the Company's reporting currency – appreciated substantially against the British pound and the euro, the currencies in which CryptoLogic does most of its business. In the future, fluctuations in the exchange rate of world currencies could have a positive or negative effect on our reported results. We may utilize a hedging program from time to time and/or take advantage of the natural hedge in having operations in multiple currencies to mitigate a portion of our currency risks, but there can be no assurance that we will not experience currency losses in the future, which could have a material adverse effect on our business, revenues, operating results and financial condition.

Taxation

We are subject to income taxes in Ireland, Canada, Cyprus, Malta and other jurisdictions. Our tax calculations involve estimations in several areas including, but not limited to, transfer pricing. Tax authorities may disagree with our estimations and assess additional taxes. We regularly review the likely outcomes of such assessments in order to determine the appropriateness of our tax provision. However, actual outcomes may differ and could have a material impact on our net income or financial condition. In addition, our effective tax rate in the future could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws. In particular, the carrying value of future tax assets is dependent on our ability to generate future taxable income in the jurisdiction where we have recognized the deferred tax assets.

Legal Proceedings

We, and certain of our subsidiaries, may be involved in litigation arising in the ordinary course and conduct of business. The outcome of such matters cannot be predicted with certainty, and could have a material adverse effect on our business, revenues, operating results and financial condition.

Moreover, from time to time, third-parties have asserted and may continue to assert patent, trademark, copyright and other intellectual property rights to technologies or business methods that we consider important. There can be no assurance that the assertion of such claims will not result in litigation or that we would prevail in any such litigation or be able to obtain a license for the use of any infringed intellectual property from a third-party or, if such a license is required, that it would be available on terms acceptable to us.

Intellectual Property

We rely on a combination of laws and contractual provisions to establish and protect our rights in our software and proprietary technology. We believe that our competitive position is dependent in part upon our ability to protect our proprietary technology. We generally enter into non-disclosure and invention agreements with employees, licensees, consultants and customers, and historically have restricted access to our software products' source codes. We regard our source codes as proprietary information, and attempt to protect the source code versions of our products as trade secrets and unpublished copyrighted works. Despite our precautions and measures implemented to protect against such attempts, unauthorized parties may have or could in the future copy or otherwise reverse engineer portions of our products or otherwise obtain and use information that we regard as proprietary.

Our Company has patents and trademarks in certain jurisdictions and is in the process of applying for further trademark registrations and patents, which may provide such protection in relevant jurisdictions. However, there can be no assurance that this will be sufficient to fully protect our proprietary technology. In addition, certain provisions of our license agreements, including provisions protecting against unauthorized use, transfer and disclosure, may be found to be unenforceable in certain jurisdictions.

We believe that patent, trademark, copyright and other legal protections are less significant to our success than other factors such as the knowledge, ability and experience of our personnel, new product and service developments, frequent product enhancements, customer service and ongoing product support.

We also have a proprietary interest in our name. The names "CryptoLogic" and "WagerLogic" have become known in the Internet gaming industry. Accordingly, our competitive position could be affected if our name was misappropriated and our reputation in any way compromised.

There can be no assurance that the steps we have taken to protect our proprietary rights will be adequate to deter misappropriation of our technology or independent development by others of technologies that are substantially equivalent or superior to our technology. Any misappropriation of our name, technology or development of competitive technologies could have a material adverse effect on our business, revenues, operating results and financial condition.

Due to the complex, sophisticated and global nature of the business, there can be no assurance that there has been no breach of third-parties' intellectual property rights by the Company, and any adverse judgment in this regard could have a material adverse effect on our business, revenues, operating results and financial condition.

Hiring and Retaining Employees

Our future success is dependent on certain key management and technical personnel. The loss of these individuals or the inability to attract and retain highly qualified employees and advisors could have a material adverse effect on our business, revenues, operating results and financial condition.

Managing Rate of Growth

We have a history of growth. The expansion of our business and the increasing complexity of our product offerings, coupled with the rapid evolution of our markets, and increasing competition that will put pressure on margins have placed, and are expected to continue to place, a significant strain on our management and operational resources and to increase demands on our internal systems, procedures and controls. Our future operating results will depend on management's ability to develop and manage growth, enhance our products and services to respond to market demand, deal with competition and evolving customer requirements, manage our system infrastructure and requirements to meet the growing demands of our business, hire and retain significant numbers of qualified employees, accurately forecast revenues and control expenses. A decline in the growth rate of our revenues without a corresponding and timely slowdown in our expenses, or our inability to manage or build future growth efficiently, could have a material adverse effect on our business, revenues, operating results and financial condition.

Future Acquisitions and Investments

As part of our business strategy, we have and may continue to make acquisitions of, or significant investments in, businesses or technology that offer complementary products, services, and technologies. Any acquisition or investment will be accompanied by risks, including the difficulty of assimilating the operations and personnel of the acquired businesses; the potential diversion of the attention of management from our business; the inability of management to maximize the financial and strategic position of our Company or returns from the investment or acquired businesses; changing technology approach and requirements, the maintenance of uniform standards, controls, procedures and policies; and the impairment of relationships with employees and clients as a result of and integration of the investment, acquisition or new personnel.

Stock Volatility and Liquidity

The market price of our common shares has experienced significant fluctuation and may continue to fluctuate significantly. The market price of our common shares may be adversely affected by various factors, such as proposed Internet gaming legislation or enforcement of existing laws, the loss of a customer, the announcement of new products or enhancements, innovation and technological changes, quarterly variations in revenue and results of operations, changes in earnings estimates by financial analysts, speculation in the press or analyst community and general market conditions or market conditions specific to particular industries, including the Internet and gaming.

In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These company-specific or broad market fluctuations may adversely affect the market price for our common shares. Anti-online gaming legislation could also impact our ability to remain listed.

Although our common shares are listed and traded on the Toronto Stock Exchange, the NASDAQ Global Select Market and the London Stock Exchange's Main Market, this should not imply that there will always be a liquid market in our common shares. In addition, pursuant to a business reorganization completed in 2007 (see page 2), exchangeable shares of an indirect subsidiary of the Company, CEC were issued, and are listed and traded on the Toronto Stock Exchange. Because of separate listings, the trading prices of the common shares and CEC shares may not reflect equivalent values. Company-specific or broader market fluctuations may adversely affect the market price of the exchangeable shares, and there can be no assurance that there will continue to be an active market for these securities.

Outlook

While the global online gaming market continues to promise growth potential, competition is intensifying for players and market position, and growth in online poker is moderating from previous exponential rates. CryptoLogic remains optimistic about the future of online gaming and the Company's position as a leader within it.

New Strategy for Growth

Cryptologic announced a new growth strategy and restructuring program in October 2008. These plans were developed after a fundamental review of the business by the Company's management under Brian Hadfield, following his appointment as President & CEO at the end of February 2008.

This strategy is to achieve long-term growth, sustained profitability and strong cash generation through a new model that focuses on CryptoLogic's successful Internet casino business and the development and licensing of the Company's highly acclaimed software.

Key elements of the strategy include:

- **Casino licensing:** Internet casino is by far CryptoLogic's most profitable business, and the Company expects significant revenue growth from this segment in 2009, thanks to the 10 new customers signed in 2008, and others to come. CryptoLogic will continue to sell customized casino solutions to both established and emerging gaming brands.
- **New channels for CryptoLogic games:** With the highest-rated casino games on the market, CryptoLogic has found attractive opportunities selling its leading games to other top brands such as 888.com and PartyGaming. These and other large global gaming sites offer significant revenue potential for 2009 and beyond.
- **Branded content:** The Company has been a pioneer in taking top entertainment brands – from legendary superheroes to world-famous video and casual games – and converting them into highly popular and profitable casino products. CryptoLogic will focus and build on this expertise.
- **Poker partnership:** As noted above, CryptoLogic is integrating its poker network to increase liquidity and profitability for customers, while reducing the Company's own expenses substantially. The Company will continue to provide a full-service offering for its licensees through the GTECH network and receive ongoing revenues from its transferred customers.
- **New markets:** The Company will continue to develop its business and manage its recent investments and new relationships in China, Korea, Russia and Asia to achieve long-term growth.

Thanks in large part to the elimination of the costs of running a stand-alone poker network, the Company is implementing a plan to reduce annual operating costs by approximately $12 to $15 million through various initiatives. Approximately $8.5 million of the savings are attributable to a reduction in employee expenses; about $2.5 million are from infrastructure and facilities downsizing; and some $2.0 million in savings are expected from operational efficiencies across the business.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of CryptoLogic Limited and its subsidiaries and all the information in Management's Discussion and Analysis are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. These statements include some amounts that are based on best estimates and judgement. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in Management's Discussion and Analysis and has ensured that it is consistent with the consolidated financial statements.

The Company policy is to maintain systems of internal accounting and administrative controls of high quality consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information including the preparation of the consolidated financial statements and accompanying notes is relevant, accurate and reliable and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for approving the consolidated financial statements. The Board carries out this responsibility through its Audit Committee.

The Audit Committee is appointed by the Board and is comprised of a majority of outside Directors. The Committee meets periodically with management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee reviews the Company's annual consolidated financial statements, the external auditors' report and other information in the Annual Report. The Audit Committee reports its findings to the Board for consideration by the Board when it approves the consolidated financial statements for issuance to the shareholders. The Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or re-appointment of the external auditors.

On behalf of the shareholders, the 2008 consolidated financial statements have been audited by Grant Thornton, the external auditors, in accordance with the United States generally accepted auditing standards. Grant Thornton has full and free access to the Audit Committee.

During 2008, the Company's former auditors KPMG resigned. There have been no reportable events since the most recent audit report, nor any disagreements between the Company and KPMG.

Brian Hadfield
President and Chief Executive Officer

Stephen B. Taylor
Chief Financial Officer

March 30, 2009

INDEPENDENT AUDITORS' REPORT

To the Shareholders of CryptoLogic Limited (formerly CryptoLogic Inc.)

We have audited the accompanying consolidated balance sheet of CryptoLogic Limited (formerly CryptoLogic Inc.) as at December 31, 2008, and the consolidated statements of earnings and comprehensive income, retained earnings, and cash flows for the year ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. Our audit of the financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008, and the results of its operations and cash flows for the year ended December 31, 2008, in accordance with Canadian generally accepted accounting principles. Canadian generally accepted accounting principles vary in certain respects from those generally accepted in the United States of America. Information related to the nature and effect of such differences is presented in note 22 to the consolidated financial statements.

Grant Thornton

Chartered Accountants and Registered Auditors

Dublin, Ireland
March 31, 2009

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of CryptoLogic Limited (formerly CryptoLogic Inc.) as at December 31, 2007, and the consolidated statements of earnings and comprehensive income, retained earnings and cash flows for each of the years in the two-year period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2007, in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
March 17, 2008

CONSOLIDATED BALANCE SHEETS

December 31, 2008 and 2007
(In thousands of US dollars)

	2008	2007
Assets		
Current assets:		
Cash and cash equivalents	**$ 36,348**	$ 55,428
Restricted cash (notes 2)	**7,175**	20,576
Security deposits (notes 2)	**250**	1,500
Accounts receivable and other	**6,002**	11,357
Prepaid expenses	**7,217**	8,312
	56,992	97,173
User funds held on deposit (note 3)	**10,833**	22,317
Future income tax (note 17)	**1,930**	–
Capital assets (note 4)	**18,703**	25,802
Long-term investments (note 5)	**5,821**	5,326
Intangible assets (note 6)	**4,982**	14,724
Goodwill (note 6)	**6,545**	5,291
	$ 105,806	$ 170,633
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	**$ 15,356**	$ 24,154
Income taxes payable	**413**	4,820
	15,769	28,974
User funds held on deposit (note 3)	**10,833**	22,317
Future income tax (note 17)	**382**	345
	26,984	51,636
Minority interest (note 8)	**6,382**	9,691
Shareholders' equity: (note 9)		
Share capital (note 10)	**33,552**	33,407
Stock options (note 11)	**6,856**	5,044
Retained earnings	**32,032**	70,855
	72,440	109,306
Commitments and contingencies (note 12)		
Canadian and United States accounting policy differences (note 22)		
Subsequent events (note 23)		
	$ 105,806	$ 170,633

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Robert H. Stikeman
Director, Chairman

Brian Hadfield
Director

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

Years ended December 31, 2008, 2007 and 2006
(In thousands of US dollars, except per share disclosure)

	2008	2007	2006
Revenue (note 20)	**$ 61,526**	$ 73,659	$ 104,022
Expenses:			
Operating	**55,645**	49,436	64,685
General and administrative	**13,660**	10,166	7,907
Reorganization (note 14)	**1,390**	5,666	3,700
Impairment of long-term assets (notes 4, 5 and 6)	**16,094**	–	–
Poker room integration costs (note 16)	**3,124**	–	–
Departure costs for former CEO (note 15)	**3,400**	–	–
Finance	**359**	550	554
Amortization	**5,931**	6,566	4,777
	99,603	72,384	81,623
(Loss)/earnings before the undernoted	**(38,077)**	1,275	22,399
Interest income	**2,077**	6,217	7,092
Non-operating income (note 21)	**102**	–	–
(Loss)/earnings before income taxes and minority interest	**(35,898)**	7,492	29,491
Income taxes/(recovery) (note 17):			
Current	**542**	4,056	4,957
Future	**(1,026)**	(3,063)	(278)
	(484)	993	4,679
(Loss)/earnings before minority interest	**(35,414)**	6,499	24,812
Minority interest (note 8)	**(2,676)**	971	–
Net (loss)/earnings and comprehensive income	**$ (32,738)**	$ 5,528	$ 24,812
(Loss)/earnings per common share (note 13):			
Basic	**$ (2.55)**	$ 0.47	$ 1.83
Diluted	**(2.55)**	0.47	1.81

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Years ended December 31, 2008, 2007 and 2006
(In thousands of US dollars)

	2008	2007	2006
Retained earnings, beginning of year	**$ 70,855**	$ 78,857	$ 59,891
Net (loss)/earnings	**(32,738)**	5,528	24,812
Dividends paid, excluding those paid to CEC shareholders	**(4,992)**	(6,408)	(5,846)
Reduction due to minority interest (note 8)	**–**	(7,122)	–
Excess of purchase price of treasury shares over stated value	**(1,093)**	–	–
Retained earnings, end of year	**$ 32,032**	$ 70,855	$ 78,857

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2008, 2007 and 2006
(In thousands of US dollars)

	2008	2007	2006
Cash flows (used in)/provided by operating activities:			
Net (loss)/earnings	**$ (32,738)**	$ 5,528	$ 24,812
Adjustments to reconcile earnings to cash (used in)/provided by operating activities:			
Amortization	**5,931**	6,566	4,777
Impairment of long-term assets	**16,094**	–	–
Poker room integration costs	**3,124**	–	–
Reorganization costs to be paid	**658**	–	–
Unrealized loss on forward contract	**536**	–	–
Future income taxes	**(1,026)**	(3,063)	(278)
Minority interest	**(2,676)**	971	–
Stock options	**1,895**	3,714	2,255
	(8,202)	13,716	31,566
Change in operating assets and liabilities:			
Accounts receivable and other	**2,821**	(3,106)	378
Prepaid expenses	**1,212**	(1,285)	(2,412)
Accounts payable and accrued liabilities	**(9,434)**	(23,612)	10,271
Income taxes payable	**(4,988)**	2,402	851
	(18,591)	(11,885)	40,654
Cash flows (used in) financing activities:			
Issue of capital stock	**189**	3,878	3,138
Repurchase of capital stock	**(1,419)**	–	–
Dividends paid, including those paid to CEC shareholders	**(5,426)**	(6,678)	(5,846)
	(6,656)	(2,800)	(2,708)
Cash flows provided by/(used in) investing activities:			
Cash paid for Casino.co.uk	**(1,254)**	(6,098)	–
Cash paid for acquisition of Parbet.com	**–**	(11,770)	–
Purchase of capital assets	**(4,535)**	(13,057)	(8,640)
Purchase of long-term investments	**(2,695)**	(5,326)	–
Decrease/(increase) in restricted cash	**13,401**	(20,576)	–
Decrease in security deposits	**1,250**	–	–
Proceeds from sale of/(purchases of) short-term investments	**–**	50,000	(46,786)
	6,167	(6,827)	(55,426)
(Decrease) in cash and cash equivalents	**(19,080)**	(21,512)	(17,480)
Cash and cash equivalents, beginning of year	**55,428**	76,940	94,420
Cash and cash equivalents, end of year	**$ 36,348**	$ 55,428	$ 76,940
Supplemental cash flow information:			
Income taxes paid	**$ 4,763**	$ 1,842	$ 4,208
Interest received	**1,637**	6,243	6,626
Non-cash portion of options exercised	**83**	1,883	787

See accompanying notes to consolidated financial statements.

Years ended December 31, 2008, 2007 and 2006
(In thousands of US dollars, except per share disclosure and where indicated otherwise)

CryptoLogic Limited and its subsidiaries (the "Company") is a provider of commerce-enabling technology, permitting secure, reliable, high-speed and private financial transactions over the Internet. The Company provides a comprehensive solution including software, network operations, administrative and marketing consulting services to licensed gaming operators. The Company earns substantially all of its revenue from hosting and service arrangements for the operation of online casino and poker games on behalf of licensed casinos. Substantially all of the Company's revenue is earned in US dollars, British pounds and euro from licensees located outside of North America. Revenue from the top seven licensees constituted 81% (2007 – 79%; 2006 – 84%) of revenue. The Company's functional currency is the US dollar and, consequently, it measures and reports its results in US dollars.

Pursuant to a business reorganization implemented by way of an Ontario, Canada Superior Court of Justice court approved plan of arrangement (the "Arrangement") and approved by the shareholders on May 24, 2007, CryptoLogic Limited acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement, became an indirect subsidiary of CryptoLogic Limited. As part of the Arrangement, CryptoLogic Limited issued either an equivalent amount of its common shares or, in the case of taxable Canadian residents, exchangeable shares of CryptoLogic Exchange Corporation ("CEC"), an indirect subsidiary of CryptoLogic Limited. The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited shares. These CEC shares participate equally in voting and dividends with the shareholders of the Company. No additional shares of CEC will be issued after June 1, 2007.

For accounting purposes, the Arrangement has been accounted for using the continuity of interest method, which recognizes CryptoLogic Limited as the successor entity to CryptoLogic Inc. Accordingly, these consolidated financial statements reflect the financial position, results of operations and cash flows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc. and its subsidiaries, with all assets and liabilities recorded at the carrying values of CryptoLogic Inc. The interest held by CEC shareholders has been presented as a minority interest in these consolidated financial statements, as required under Canadian GAAP (note 8).

1. Significant accounting policies:

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Note 22 describes and reconciles the significant measurement differences between Canadian and US GAAP affecting the accompanying consolidated financial statements. A summary of significant accounting policies is set out below:

(a) Basis of presentation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

(b) Revenue recognition:

The Company earns its revenue primarily from hosting and services arrangements related to the design and operation of casino and poker sites on the internet on behalf of licensed operators. Other sources of revenue are fees associated with customization of the software for specific licensees and commerce-based transactions.

Revenue from software hosting to licensees is recognized as the services are performed, on a daily basis, at the time of the gaming transactions, pursuant to the agreements with the licensees in which the Company participates in a pro rata share of the daily gaming profits, net of certain shared expenses, including costs such as promotion costs. In addition, the Company receives a standard monthly fee for the provision of hosting and related services.

Revenue from the initial customization of the software graphics, sound and texts to the specifications of the licensees, or other services contemplated at the date the contract was executed is recognized on a straight-line basis over the term of the hosting and services agreements. Revenue from customizations ordered subsequent to and not contemplated at the contract date are generally considered as a separate unit of accounting and recognized as the work is preformed.

Interest income is recognized on an accrual basis.

(c) Cash and cash equivalents:
Cash and cash equivalents include highly liquid investments with original maturity dates of 90 days or less. As described in note 1(d), cash and cash equivalents are stated at fair value as at December 31, 2008 and 2007.

(d) Financial instruments:
Effective January 1, 2007, the Company adopted the recommendations of The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 1530, Comprehensive Income ("Section 1530"); Section 3855, Financial Instruments – Recognition and Measurement ("Section 3855"); Section 3861, Financial Instruments – Disclosure and Presentation ("Section 3861"); and Section 3251, Equity ("Section 3251"). These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives. Section 1530 provides standards for the reporting and presentation of comprehensive income, which represents the change in equity from transactions and other events and circumstances from non-owner sources. Comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP. The impact of adopting the accounting for financial instruments did not have a material impact on the Company's results of operations.

On January 1, 2008, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3862, Financial Instruments – Disclosure ("Section 3862"); Section 3863, Financial Instruments – Presentation ("Section 3863"); Section 1535, Capital Disclosures ("Section 1535").

Section 3862 requires disclosure in the financial statements that enables users to evaluate the significance of financial instruments for a company's financial position and performance, the nature and extent of risks arising from financial instruments to which a company is exposed during the period and at the balance sheet date, and how the Company manages those risks. See note 19 for the required disclosure.

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. This Section complements the existing Handbook Section 3861, Financial Instruments – Disclosure and Presentation and applies to certain liability instruments issued by a company.

Section 1535 establishes standards for disclosing information about an entity's capital and how it is managed. See note 9 for the required disclosure.

Financial assets held-for-trading
The Company classifies all cash, cash equivalents, short-term investments and user funds on deposit as held-for-trading assets, which are measured at fair value and the changes in fair value are recognized in earnings. Transaction costs related to financial assets and financial liabilities that are designated as held-for-trading are expensed as incurred.

Loans and receivables
Accounts receivable and other are classified as loans and receivables and are recorded at amortized cost. The Company has determined that the carrying value represents fair value as at December 31, 2008 and December 31, 2007.

Financial liabilities recorded at amortized cost
All accounts payable and accrued liabilities and user funds held on deposit are recorded at their amortized cost. The Company has determined that the carrying value represents fair value as at December 31, 2008 and December 31, 2007.

Financial assets available-for-sale
Long-term investments are classified as available-for-sale assets which are measured at fair value. Temporary changes in fair value of long-term investments are recognized in comprehensive income. Changes in fair value of long-term investments deemed to be other than temporary are recorded in the consolidated statements of earnings and comprehensive income. Transaction costs related to available-for-sale assets are included in the carrying value of the asset.

Section 3855 requires the Company to identify derivative instruments embedded in non-derivative contracts ("Embedded Derivatives") that require separation from the host contract and measure those Embedded Derivatives at fair value. Subsequent changes in fair value of Embedded Derivatives are recognized in earnings in the year the change occurs.

(e) Capital assets:
Capital assets are stated at cost less accumulated amortization. Once an asset is put into use, amortization is based on the estimated useful lives of the assets using the following methods and annual rates:

Asset	Basis	Rate
Computer equipment	Diminishing balance	40%
Office furniture and equipment	Diminishing balance	25%
Computer software and licenses	Straight line	3–5 years
Capitalized software development	Straight line	7 years
Leasehold improvements	Straight line	Term of lease

(f) Software development:
Costs related to the development of software are expensed as incurred unless such costs meet the criteria for capitalization under Canadian GAAP. The Company capitalizes certain computer software development costs incurred for products designed for internal use. Capitalized software development costs are included in capital assets.

(g) Provision for jackpots:
Several of the Company's licensees participate in progressive jackpot games. Each time a progressive jackpot game is played, a preset amount is added to a cumulative jackpot for that specific game. The Company is liable for funding the jackpot wins from the pool of funds collected and accrues the jackpot amount for all games on a monthly basis. The accrual for the jackpot at the consolidated balance sheet dates is included in accounts payable and accrued liabilities.

At December 31, 2008, accounts payable and accrued liabilities include $3,152 in jackpot provisions (2007: $4,480).

(h) Income taxes:
The Company uses the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in earnings in the year that includes the enactment or substantive enactment date.

(i) Stock-based compensation:
(i) Stock options:
The Company has a stock option plan for directors, officers and other key employees. The Company applies the fair value method to all grants of stock options. Stock option grants are accounted for as capital transactions at the time of the grant and are reflected as stock options in shareholders' equity. The fair value

of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company's stock and the expected life of the options. The estimated fair value of the options is recorded in the consolidated statements of earnings and comprehensive income as stock compensation expense over the options' vesting periods. Upon exercise of stock options, the consideration paid along with the corresponding stock compensation expense recorded are credited to share capital.

(ii) Long-term incentive plan:

From January 1, 2005 to January 31, 2007, the Company offered long-term incentive plans for its officers and directors (the "Plans"). The Plans provide for the granting of performance share units to retain certain individuals and reward participants for achieving various targets including but not limited to the growth in the Company's earnings per share, and share price, with vesting generally over a three-year performance period. When the performance and vesting criteria are met, the awards are settled in cash. The liability for these awards is recognized if the Company determines that it is probable that the targets of the Plans will be achieved and are included in accounts payable and accrued liabilities on the consolidated balance sheets.

Changes in this liability, which arise from fluctuations in the Company's stock price and estimated future diluted earnings per share, are recorded in operating costs over the vesting period.

(j) Employee Benefits:

The Company contributes to a defined contribution pension plan on behalf of certain employees. Obligations for contributions to defined contribution pension plans are recognized as an expense in the consolidated statements of earnings and comprehensive income when they are due.

(k) Foreign currency translation:

Monetary items denominated in currencies other than US dollars are translated into US dollars at exchange rates in effect at the balance sheet dates, and non-monetary items and related amortization are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expenses other than amortization are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in the consolidated statements of earnings and comprehensive income.

(l) Intangible assets:

Intangible assets consist of customer lists, brand names and domain names acquired and are carried at cost less accumulated amortization. Intangible assets are amortized on a straight-line basis over the useful lives of the respective assets as follows:

Customer lists	3–7 years
Brand names	12 years
Domain names	12 years

(m) Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values.

Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value exceeds its carrying amount, goodwill is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of the reporting unit exceeds its fair value, in which case, the implied fair value of the goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it were the purchase price. When the carrying amount of goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statements of earnings and comprehensive income.

For the years ended December 31, 2008, 2007 and 2006 the Company assessed impairment of goodwill and has determined that there was no impairment in value.

(n) Earnings per common share:

Shares of CEC are participating securities and, accordingly, the two-class method is used. The two-class method determines earnings per share for the Company's common shares and CEC shares according to dividends declared and participation rights in undistributed earnings, which in the case of the Company are equal. The Company uses the treasury stock method in computing diluted earnings per common share. The treasury stock method is a method of recognizing the use of proceeds that could be obtained upon the exercise of options and warrants in computing diluted earnings per common share. It assumes that any proceeds would be used to purchase the Company's common shares at the average market price.

(o) Variable interest entities:

Variable interest entities ("VIEs") include entities in which holders of the equity investment at risk lack the characteristics of a controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support by other parties. Entities meeting these criteria are consolidated by the primary beneficiary.

Management assessed the Company's operations and relationships and concluded that there are no VIEs in respect of which the Company is the primary beneficiary. Accordingly, no VIEs are consolidated.

(p) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, including but not limited to the jackpot provision, the estimated useful lives of tangible and intangible assets, stock-based compensation, and the reported amounts of revenue and expenses. Actual amounts could differ from those estimates.

During the first quarter of 2008, the Company revised its estimate for certain royalty payments based on new facts and circumstances including recent negotiations resulting in a reduction in accrued liabilities and a corresponding increase in revenue of $1,000.

(q) Long-lived assets:

Long-lived assets comprise capital assets and intangible assets and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset or groups of assets and its eventual disposition. Measurement of any impairment loss for long-lived assets is based on the amount by which the carrying value exceeds the fair value of the asset.

(r) Recent accounting pronouncements:

Handbook Section 3064, Goodwill and Intangible Assets

Section 3064, Goodwill and Intangible Assets, is effective from January 1, 2009 and converges accounting for goodwill and intangible assets under Canadian GAAP with International Financial Reporting Standards. The new standard provides more comprehensive guidance on intangible assets, particularly for internally developed intangible assets. The Company is evaluating the impact of adopting the above standard on its consolidated financial statements.

International Financial Reporting Standards ("IFRS")
In February 2008, the Accounting Standards Board ("AcSB") confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada. In April 2008, the AcSB issued an IFRS Omnibus Exposure Draft proposing that publicly accountable enterprises be required to apply IFRS, in full and without modification, on January 1, 2011.

On June 27, 2008, the Canadian Securities Administrators ("CSA") issued Staff Notice 52-321, Early Adoption of IFRS which indicated that the CSA would be prepared to grant an exemption to allow Canadian financial statement issuers to adopt IFRS early on a case-by-case basis, provided that they could demonstrate that they met certain conditions.

The adoption of IFRS will require the restatement of amounts reported by the Company for its previous year ended, and of the opening balance sheet as at the date of adoption.

The Company is continuing to assess the financial reporting impacts of the adoption of IFRS and, at this time, the impact on future financial position and results of operations is not reasonably determinable or estimable. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required.

The IFRS conversion project consists of three phases: Scoping and Diagnostics, Analysis and Development and Implementation and Review.

Phase One: Scoping and Diagnostics, which involves project planning and staffing and identification of differences between current Canadian GAAP and IFRS, is underway.

Phase Two: Analysis and Development, involves detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies provided for under IFRS; identification and design of operational and financial business processes; initial staff and audit committee training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition to IFRS; summarization of 2011 IFRS disclosure requirements; and development of required solutions to address identified issues.

Phase Three: Implementation and Review will involve the execution of changes to information systems and business processes; completion of formal authorization processes to approve recommended accounting policy changes; and further training programs across the Company's finance and other affected areas, as necessary. It will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements and reconciliations; embedding of IFRS in business processes; and audit committee approval of IFRS-compliant financial statements.

2. Security deposits and restricted cash:

Security deposits are amounts held by the Company's bank as collateral provided to payment processors that process deposits and credit card transactions. Restricted cash comprises a required deposit of $5,000 to support a letter of credit to the Lottery Gaming Authority of Malta to support user funds on deposit (2007: $20,000) and $2,175, held in escrow, that would have been paid to the Company's former CEO had there been a change in control of the Company prior to April 30, 2009. If there is no change in control of the Company, these funds will be reclassified to cash and cash equivalents. See notes 15 and 23 for further discussion.

3. User funds on deposit:

User funds on deposit represent amounts deposited by end-users of licensees for playing online games. These funds are treated as deposits of the end-users until such games are played.

4. Capital assets:

2008		Cost		Accumulated amortization		Net book value
Computer equipment	$	13,175	$	9,795	$	3,380
Office furniture and equipment		2,084		1,274		810
Computer software and licenses		10,239		8,490		1,749
Capitalized software development		8,300		–		8,300
Leasehold improvements		5,807		1,343		4,464
	$	39,605	$	20,902	$	18,703

2007		Cost		Accumulated amortization		Net book value
Computer equipment	$	12,736	$	7,757	$	4,979
Office furniture and equipment		1,985		1,013		972
Computer software and licenses		9,567		6,932		2,635
Capitalized software development		14,081		–		14,081
Leasehold improvements		4,029		894		3,135
	$	42,398	$	16,596	$	25,802

Amortization expense of capital assets during the year was $4,306 (2007 – $5,361; 2006 – $4,748).

During 2008 and 2007, there were no changes in the estimated useful lives of computer equipment and office furniture and equipment. In 2006, a change in the estimated useful lives of computer equipment and office furniture and equipment resulted in additional amortization expense of $681.

During 2008, the Company performed an impairment review on software development projects associated with a new software gaming platform designed to support multiple gaming methods on a scalable server infrastructure that were taking longer and costing more to complete than expected. The Company completed a valuation of these capitalized software development costs using the relief-from-royalty method which includes estimating the net cash flows expected from these projects and discounting these cash flows to present value at a discount rate that considers the degree of risk or uncertainty associated with the realization of the estimated net revenues.

Using this approach, the Company determined that the carrying amounts of these assets exceeded their fair value. Consequently, the Company recorded an impairment loss of $6,680, the amount by which the carrying value exceeded the estimated fair value. This impairment loss is included in the write-down of long-term assets in the accompanying consolidated statements of earnings and comprehensive income. Once these assets are put into use, the Company will commence amortization on a straight line basis over seven years. The Company had previously expected a five-year useful life for these assets.

In addition the Company recorded a loss of $427 in relation to software development projects associated with integration of certain poker operations. Refer to note 16 for details.

5. Long-term investments:

In June 2007, the Company acquired a 19.4% ownership interest in 568 Network Inc. ("568 Inc."), a privately held company, for $1,068. 568 Inc. is a developer and distributor of online casual games to the Chinese market. Under the terms of the agreement, the Company is required to make additional investments in 568 Inc. of up to $350 should 568 Inc. achieve certain financial targets and pursuant to this obligation, during the year, the Company made a further investment by way of a $350 loan. This loan is convertible into preference shares at the option of the

Company. The investment and the loan are classified as available-for-sale and are carried at cost as the fair market value is not readily determinable. The Company has determined that the convertible feature of this loan is an embedded derivative, which is immaterial.

In November 2007, the Company acquired a 12.7% ownership interest in Mikoishi (Asia Pacific) Pte Ltd. ("Mikoishi"), a privately held company, for cash consideration of $4,258. Mikoishi is a developer and marketer of gaming products for the mobile computing markets and is located in Singapore. The investment in Mikoishi is designated as available-for-sale which is measured at fair value. During the year, the Company received evidence of Mikoshi's current fair value and as a result, the Company has recorded a write-down in the value of the investment of $2,200, which is included as an impairment of long-term assets included in the accompanying consolidated statements of earnings and comprehensive income. In 2007, the Company recorded an asset of approximately $450 for an embedded derivative related to potential future investments denominated in Singaporean dollars which were due if certain performance criteria were met. These performance criteria were not met and as a result, the Company wrote off the asset associated with the embedded derivative.

In March 2008, the Company acquired a 15.0% ownership interest in Mobilebus Inc. ("Mobilebus"), a privately held Korean company specializing in game development, for cash consideration of $645. In exchange for cash consideration, the Company received common shares. The investment in Mobilebus is classified as available-for-sale and is carried at cost as the fair market value is not readily determinable.

In May 2008, the Company acquired an 11.1% interest in Jingle Prize Inc. ("Jingle"), a leading supplier of online mahjong games, for $1,000. In exchange for the cash consideration, the Company received preference shares, which rank pari passu with the common shares of Jingle with respect to all dividends and voting rights. The terms of this agreement require the Company to make additional investments in Jingle if certain performance criteria are met.

In December 2008, the first performance criteria were met resulting in an additional investment of $700, increasing the Company's equity ownership in Jingle to 18.9%. At December 31, 2008, $100 was owed to Jingle in relation to the cash consideration. Additional consideration of up to $1,954 may be payable if certain additional performance criteria are met. The investment is designated as available-for-sale and is carried at cost as the fair market value is not readily determinable.

6. Goodwill and intangible assets:

In January 2007, the Company acquired the poker brand and customer list of Parbet.com. The total cash consideration paid was $11,770, with $11,746 allocated to the brand and $1,332 allocated to the customer list. The Company also recorded a future income tax liability of $1,308. The brand is being amortized over 12 years and the customer list over 5 years. During the year, the Company recorded $1,246 of amortization associated with the intangible assets (2007: $1,042; 2006: Nil).

Due to decreasing poker revenues achieved and expected to be achieved from the Parbet.com brand in the immediate future, the Company reviewed the intangible assets for impairment. The Company completed a valuation of the intangible assets using the relief-from-royalty method, using probability weighted net cash flows expected from Parbet.com and discounting these cash flows to present value at a discount rate that considers the degree of risk or uncertainty associated with the realization of the estimated net revenues. Using this approach, the Company determined that the carrying amounts of the intangible assets exceeded their fair value and recorded an impairment loss of approximately $7,214. The impairment loss included a $10,592 reduction in the cost basis of the intangibles as well as $2,439 of accumulated amortization and a $939 reduction in the deferred tax liability. As a result of the write-down there was no accumulated amortization at year-end. The impairment loss is included in the impairment of long-term assets in the accompanying consolidated statements of earnings and comprehensive income.

In August 2007, the Company acquired 100% of the assets and operations of Casino.co.uk, a gaming portal, for a purchase price of $6,098, including $182 related to the costs of acquisition. The Company has included the results of these operations in its consolidated results of operations since the date of acquisition. The acquisition is accounted for as a business combination using the purchase method of accounting. During 2008, the Company paid $1,254 of additional consideration to the seller as a result of Casino.co.uk meeting certain performance criteria. This additional consideration was recorded as an increase to goodwill. Including the amounts recorded in 2008, the Company has allocated $1,323 of the purchase price to the brand name, $1,630 to the customer lists and $4,769 to goodwill. The Company also recorded a future income tax liability of $370. The brand name and the customer list are being amortized over their estimated useful lives of 12 years and 7 years, respectively. During the year, the Company recorded $342 of amortization associated with the intangible assets (2007: $115; 2006: Nil). At December 31, 2008, the accumulated amortization associated with customer lists was $310 and brands $147.

7. Credit facilities:

In 2007, The Company had an operating credit facility with a Canadian chartered bank in the amount of $3,000. The Company no longer has an operating credit facility. No amount had been utilized under this facility during 2008 and 2007.

8. Minority interest:

As described in the preamble to the notes, pursuant to a business reorganization implemented by way of the Arrangement and approved by the shareholders on May 24, 2007, the Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of the Company. As part of the Arrangement, taxable Canadian residents received exchangeable shares of CEC, an indirect subsidiary of CryptoLogic Limited. The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited shares. As a result of the Arrangement, a total of 12.6 million and 1.3 million shares of the Company and CEC were issued, respectively.

The shares issued by CEC are considered a non-controlling interest of the Company for accounting purposes and, consequently, a proportional amount of the Company's shareholders' equity was recorded separately as minority interest on the consolidated balance sheets. Accordingly, on June 1, 2007, minority interest of $10,800 was recorded in the accompanying consolidated balance sheet. A similar proportional share of the net (losses)/earnings associated with subsidiaries directly or indirectly owned by CEC is included in the consolidated statements of earnings and comprehensive income as minority interest. At December 31, 2008, the losses of the subsidiaries not owned by CEC totalled $1,389 (2007: $4,500) and were not included in the minority interest calculation. In addition, dividends paid to CEC shareholders reduce minority interest on the consolidated balance sheets. For accounting purposes, when CEC shares are exchanged, the proportional share of the minority interest recorded on the consolidated balance sheet is reduced and share capital increased based on the *pro rata* number of shares exchanged to the total number of CEC shares outstanding. Since June 1, 2007, a total of 241,600 CEC shares have been exchanged for the Company's shares.

9. Capital risk management:

The Company defines capital as its shareholders' equity and has a policy to maintain a strong capital base so as to maintain investor and market confidence and to sustain future development of the business. The Company is listed on three major exchanges, the Toronto Stock Exchange, NASDAQ and London Stock Exchange. The Company monitors both the demographic spread of shareholders, as well as the return on equity.

At December 31, 2008, the Company had $72,440 (December 31, 2007: $109,306) shareholders' equity. The Company's capital gives it the financial flexibility to take advantage of opportunities in its markets, consider potential strategic acquisitions, pay dividends, and repurchase common shares under its Normal Course Issuer Bid.

The Company offers stock options to key employees. At present employees hold approximately 984,000 options to purchase common shares of the Company.

On November 12, 2008, a dividend of $0.03 per share was announced, a decrease from $0.12 per share announced after the first and second quarter in 2008. Each future quarterly dividend will be subject to Board approval based on the Company's financial results.

In November 2007, the Company filed a Normal Course Issuer Bid (the "2008 Normal Course Issuer Bid") that entitled the Company to acquire and cancel up to 1,281,000 of its common shares between November 14, 2007, and November 13, 2008. All purchases are to be made on the open market at the market price at the time of the purchase. For the year ended December 31, 2008, the Company repurchased 124,905 shares, for a total cost of $1,420 associated with the 2008 Normal Course Issuer Bid.

In November 2008, the Company filed a Normal Course Issuer Bid (the "2009 Normal Course Issuer Bid"), which authorizes the Company to acquire and cancel up to 1,267,871 of its common shares between December 3, 2008 and December 2, 2009. At December 31, 2008, there were no purchases under the 2009 Normal Course Issuer Bid.

There were no changes in the Company's policy for managing capital during the year ended December 31, 2008. With the exception of the deposit with the Lottery Gaming Authority of Malta, neither the Company, nor any of its subsidiaries, is subject to externally imposed capital requirements.

10. Share capital:

Authorized:

Unlimited common shares with no par value

Issued and outstanding:

	Issued common shares		Contributed	
	Shares	Amount	surplus	Total
	(in thousands)			
Cryptologic Inc.:				
Balance, December 31, 2006	13,641	$ 29,028	$ 68	$ 29,096
Exercise of stock options	262	4,975	–	4,975
Cryptologic Limited:				
Impact of reorganization (a)	(1,333)	(3,260)	–	(3,260)
Shares exchanged (a)	218	1,810	–	1,810
Exercise of stock options	25	786	–	786
Balance, December 31, 2007	12,813	33,339	68	33,407
Shares exchanged (a)	24	198	–	198
Common shares repurchased	(125)	(327)		(327)
Exercise of stock options	15	274	–	274
Balance at December 31, 2008	12,727	$ 33,484	$ 68	$ 33,552

(a) The Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect wholly owned subsidiary of CryptoLogic Limited. As consideration for the acquisition, CryptoLogic Limited issued either an equivalent amount of its common shares or, in the case of taxable Canadian residents, exchangeable shares of CEC, an indirect subsidiary of the Company. The CEC shares can be exchanged by the holders for an equal number of CryptoLogic Limited common shares at any time. These CEC shares have all the economic and voting rights of CryptoLogic Limited shares.

As a result of the reorganization, a total of 12.6 million and 1.3 million shares of CryptoLogic Limited and CEC were issued, respectively. Since then, a total of 241,600 shares of CEC have been exchanged, with the remaining shares of CEC being reflected as minority interest as at December 31, 2008.

On June 1, 2014, the Company will redeem all but not less than all of the then outstanding CEC shares for an amount per share equal to the redemption price, which amount will be satisfied through the issuance and delivery of one CryptoLogic Limited common share for each CEC share. CryptoLogic Limited has issued a special voting share to a third-party trustee, the purpose of which is to provide holders of CEC shares with the right to vote on the Company's matters. This share has been recorded in the share capital of the accompanying consolidated balance sheet at December 31, 2008.

(b) Normal course issuer bid:

During 2008, 2007 and 2006 under normal course issuer bids, the Board of Directors approved the repurchase and cancellation of up to the following number of shares, representing 10% of the outstanding common shares at that time:

Normal course issuer bid	Authorized shares	Repurchased and cancelled shares **2008**	2007	2006
September 29, 2006, to September 28, 2007	1,350,000	–	–	–
November 14, 2007 to November 13, 2008	1,281,000	**124,905**	–	–
December 3, 2008 to December 2, 2009	1,267,871	–	–	–

In September 2006, the Board of Directors approved the renewal of the above share purchase plan, under a normal course issuer bid, to repurchase and cancel up to 1,350,000 of CryptoLogic Inc.'s outstanding common shares for the period commencing September 29, 2006 and ending September 28, 2007. This plan was transferred to CryptoLogic Limited as part of the Arrangement. The Company did not make any purchases under its 2006/2007 bid.

In November 2007, the Board of Directors approved the renewal of the above share purchase plan, under a normal course issuer bid, to repurchase and cancel up to 1,281,000 of the Company's outstanding common shares for the period commencing November 14, 2007, and ending November 13, 2008. CryptoLogic Limited repurchased and cancelled 124,905 common shares during 2008 for a total cost of $1,420 of which $1,093 representing the excess of purchase price over stated value, was charged to retained earnings.

In November 2008, the Board of Directors authorized the Company to purchase up to 1,267,871 shares of the issued ordinary shares on the open market through facilities of the Toronto Stock Exchange. Purchases under the 2009 Normal Course Issuer Bid commence on December 3, 2008, and will terminate on December 2, 2009.

11. Stock-based compensation and employee benefits:

(a) Stock option plan:

Under the stock option plan, the Company may grant options to directors, officers and other key employees to purchase common shares. All outstanding options of CryptoLogic Inc. as of the date of Arrangement were fully assumed by CryptoLogic Limited under the same terms and conditions as originally granted by CryptoLogic Inc. Under the plan, a maximum of 3,900,000 common shares may be issued. The exercise price of the options may not be less than the market value of the underlying common shares on the date of grant. The Company generally grants stock options with an exercise price at the closing price on the date of grant. There are 385,001 (2007 – 109,412; 2006 – 781,350) common shares available to be issued under the stock option plan as at December 31, 2008. Options typically vest over a period of three or four years, as determined at the date of grant, and the term of the options may not exceed five years.

Details of stock option transactions are as follows:

	2008 Number of options	**2008** Weighted average exercise price of options (Cdn$)	2007 Number of options	2007 Weighted average exercise price of options (Cdn$)	2006 Number of options	2006 Weighted average exercise price of options (Cdn$)
Options outstanding, beginning of year	**1,391,525**	**$ 24.65**	1,006,584	$ 21.35	1,105,073	$ 17.59
Granted	**145,000**	**18.68**	896,500	26.35	387,300	24.89
Exercised	**(15,725)**	**12.16**	(286,997)	15.71	(318,834)	11.28
Forfeited	**(425,589)**	**26.62**	(224,562)	25.16	(166,955)	23.90
Options outstanding, end of year	**1,095,211**	**23.88**	1,391,525	25.13	1,006,584	21.35
Options exercisable, end of year	**566,189**	**$ 25.45**	331,894	$ 24.65	295,105	$ 19.83

Range of exercise price (Cdn$)	**2008 Options outstanding** Number outstanding	**2008 Options outstanding** Weighted average remaining life (years)	**2008 Options outstanding** Weighted average exercise price (Cdn$)	2008 Options exercisable Number exercisable	2008 Options exercisable Weighted average exercise price (Cdn$)
$10.01 – $15.00	**5,000**	**4.53**	**$ 13.31**	–	$ –
$15.01 – $20.00	**388,125**	**3.50**	**18.66**	101,334	18.44
$20.01 – $25.00	**235,836**	**2.24**	**23.68**	135,462	23.53
$25.01 – $30.00	**463,250**	**2.87**	**28.42**	326,893	28.39
$30.01 – $35.00	**3,000**	**1.13**	**30.85**	2,500	30.85
	1,095,211	**2.96**	**$ 23.88**	566,189	$ 25.45

The Company expenses the cost of all stock option grants issued on or after January 1, 2003, determined using the fair value method. The estimated fair value of the options is recorded over the periods that the options vest. The fair value of options granted were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2008	2007	2006
Dividend yield	**2.12%**	1.90%	2.00%
Risk-free interest rate	**2.77%**	4.07%	4.25%
Expected volatility	**46.12%**	52.0%	55.00%
Expected life of options in years	**3**	3	5

The weighted average fair value of options granted during 2008 was $5.37 (2007 – $7.89; 2006 – $9.98).

Included in operating costs is the cost of stock options in the amount of $1,895 (2007 – $2,732; 2006 – $2,255). Included in reorganization costs is the cost of stock options in the amount of nil (2007 – $982; 2006 – nil).

(b) Long-term incentive plan:

During the year, the Company recorded a net benefit of $452 in operating expense associated with its long-term incentive plans as the Company determined that the probability of achieving the targets of the 2007 plan were remote. The Company recorded an expense of $155 and

$2,028 in 2007 and 2006, respectively. During 2006, the Company included $346 in reorganization expense as a result of accelerated vesting for certain employees with termination agreements.

(c) Defined contribution pension scheme:
The Company contributes to a defined contribution pension plan for a limited number of employees. During 2008 the amount charged to the statements of earnings and comprehensive income and the amount outstanding at year-end were immaterial (2007 and 2006 – nil).

12. Commitments and contingencies:

(a) The Company has operating lease agreements for premises expiring at various periods up to July 2015. The future minimum annual rental payments on the operating leases are as follows:

2009	$ 2,300
2010	2,244
2011	2,296
2012	2,298
2013	1,994
Thereafter	2,534

(b) The Company has sublease agreements for premises expiring in July 2015. The future annual sublease revenues are as follows:

2009	$ 184
2010	188
2011	195
2012	195
2013	195
2014	195
2015	113

(c) The Company has guaranteed minimum payments and purchase commitments for certain intellectual property rights up to 2013:

2009	$ 550
2010	–
2011	50
2012	50
2013	200

(d) The Company and its subsidiaries are involved in certain claims and litigation arising out of the ordinary course and conduct of business, including intellectual property matters. Management assesses such claims and, if considered likely to result in material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. Management does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlement or awards under such claims are provided for when reasonably determinable. During 2008, the Company determined its accrual of $1,000 for certain contingencies was no longer required, increasing revenue by a corresponding amount (2007: $2,000).

(e) During 2008, the Company reviewed its e-cash operation and determined that certain provisions associated with its commerce based transactions should not be recorded, and further that, based on new facts and circumstances, certain estimates should be revised. Accordingly, approximately $1,200 that was recorded as a liability for future payments was no longer required. This change was recorded in other revenue.

(f) During 2007, the Company performed an analysis of the accumulation of the funds in the jackpot provision and a statistical analysis of the amounts required to address jackpot payouts. Consequently, the Company revised its estimated liability based on this analysis. This change of estimate resulted in the reduction of the liability for jackpot accrual and a corresponding increase in revenue of $4,473.

13. (Loss)/earnings per common share:

(Loss)/earnings per share are calculated using the two-class method, whereby common shares of the Company and the fully participating exchangeable common shares of CEC are used to determine the weighted average number of shares outstanding for both basic and diluted (loss)/earnings per share.

The (loss)/earnings attributable to the common shares in calculating the basic and diluted (loss)/earnings per share is as follows:

	2008	2007	2006
(Loss)/earnings attributable to common shares	**$ (32,738)**	$ 5,528	$ 24,812
(Loss)/earnings attributable to CEC shares	**(2,676)**	971	–
(Loss)/earnings before minority interest	**$ (35,414)**	$ 6,499	$ 24,812

The denominator used in calculating basic and diluted (loss)/earnings per common share is calculated as follows:

All share amounts below are in thousands of shares ('000s)	**2008**	2007	2006
Weighted average number of common shares outstanding – basic	**12,780**	13,223	13,558
Add weighted average impact of CEC issued during reorganization	**1,108**	668	–
Total weighted average number of shares outstanding – basic	**13,888**	13,891	13,558
Add dilutive options	**–**	16	173
Total weighted average number of shares outstanding – diluted	**13,888**	13,907	13,731

Basic and diluted (loss)/earnings per common share are as follows:

	2008	2007	2006
(Loss)/earnings per common share:			
Basic	**$ (2.55)**	$ 0.47	$ 1.83
Diluted	**$ (2.55)**	$ 0.47	$ 1.81

For the year ended December 31, 2008, basic and diluted net loss per share has been computed by dividing the net loss by the weighted average number of shares of common stock outstanding during the period. For the year ended December 31, 2008, diluted net loss per share does not include the effect of the 1,095,211 options to purchase common shares as their impact would be anti-dilutive.

For the year ended December 31, 2007, options to purchase 755,971 common shares (2006 – 193,625) were excluded from the computation of diluted earnings per share as the exercise price exceeded the average market price of common shares for the reporting year.

14. Reorganization:

Restructuring plan announced in 2008:
On November 12, 2008, the Company announced a plan that it will integrate its poker network with one of the world's leading gaming technology and services companies and its intent to focus on its branded games and its Internet casino business. This integration of CryptoLogic's poker operations and customers is expected to generate significant cost savings.

Payments during year ended December 31, 2008	$	(732)
Included in accounts payable and accrued liabilities at December 31, 2008	$	658
Professional fees		499
Employee severance		891
Amount recorded in 2008 consolidated statement of earnings	$	1,390

The Company expects expenses requiring an outlay of cash to total approximately $3,500 and expects the entire plan to be paid by the end of 2009.

Restructuring plan announced in 2006:

On September 25, 2006, the Company announced a plan to move the corporate head office to Ireland in 2007 to be located in a gaming friendly environment. This move was completed in 2007. Costs incurred during 2007 were $5,666 (2006 – $3,700) largely related to professional fees, search fees, relocation and employee severance.

Payments during year ended December 31, 2006	$	(1,466)
Included in accounts payable and accrued liabilities at December 31, 2006	$	2,234
Professional fees		3,276
Employee severance		587
Employee recruitment and relocation		1,803
Amount recorded in the 2007 consolidated statement of earnings	$	5,666
	$	7,900
Payments made prior to December 31, 2007		(7,685)
Payments made during year ended December 31, 2008		(215)
Included in accounts payable and accrued liabilities at December 31, 2008	$	–

15. Departure costs for former CEO:

In February 2008, the Company replaced its former President and CEO. As a result of these changes the Company incurred and paid the following costs in relation to the departure:

Departure costs	$	2,877
Professional fees		523
	$	3,400

In addition to the above and as part of the arrangements agreed, the former CEO would have been entitled to a further payment of $2,175 in the event that a change of control of the Company before April 30, 2009 (note 23).

Under the terms of the agreement which evidences this entitlement, a change of control would include any person acquiring more than 25% of the voting securities of the Company, or in certain circumstances, a change in the composition of a majority of the board of directors over any twelve-month period.

16. Poker room integration costs:

During 2008, the Company announced its plans to migrate certain poker operations to a third-party poker network. Accordingly the Company identified certain assets including software development projects and certain program costs where the integration of the poker room would indicate that the carrying amounts of such assets may not be recoverable. Measurement of any impairment loss for these assets is based on the amount by which the carrying value exceeds the fair value of the asset. With the exception of the Parbet intangible assets discussed in note 6, the fair value of these assets was generally zero. Accordingly the Company recorded a loss equal to the amount that their respective carrying values exceeded their market values including:

Poker-related program costs	$	2,534
Poker development projects		427
Other		163
	$	3,124

17. Income taxes:

As described in the preamble to the notes, pursuant to a business reorganization implemented by way of the Arrangement and approved by the shareholders on May 24, 2007, the Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of the Company, a Guernsey company with tax residence in the Republic of Ireland.

The income tax provision differs from the amount which would be obtained by applying the Irish statutory income tax rate to the (loss)/earnings before income taxes. The following explains the major differences:

		2008		2007		2006
(Loss)/earnings before income taxes	**$**	**(35,898)**	$	7,492	$	29,491
Income taxes at statutory rate of 12.50%:						
(2007 – 22.34%; 2006 – 36.12%) (a)	**$**	**(4,487)**	$	1,674	$	10,652
Increase/(decrease) in income taxes resulting from:						
Differences in effective income tax rates in foreign jurisdictions		**(196)**		823		(7,227)
Permanent differences:						
Net cost/(benefit) of foreign exchange gains not subject to tax		**2,150**		(1,584)		–
Non-deductible items		**2,043**		1,402		1,286
Net benefit of matters resolved in the year		**(275)**		(1,314)		–
(Decrease)/increase in valuation allowance		**(153)**		178		(119)
Other items		**434**		(186)		87
Income tax (recovery)/expense	**$**	**(484)**	$	993	$	4,679

(a) In 2008, 12.50% represents the statutory rate for Ireland. In 2007, the Company moved its headquarters from Canada to Ireland with effect from June 1, 2007, the statutory rate of 22.34% reflects an average of a 36.12% statutory rate in Canada for five months and a 12.50% statutory rate in Ireland for seven months.

The tax effects of temporary differences that give rise to significant portions of the future income tax assets and future income tax liabilities at December 31, 2008 and 2007 are as follows:

		2008		2007
Future income tax assets:				
Non-capital income tax loss carryforwards	**$**	**1,760**	$	228
Long-term incentive plan		**–**		379
Unrealized foreign exchange loss		**–**		955
Leasehold inducements		**347**		411
Accrued liabilities		**89**		362
		2,196		2,335
Valuation allowance		**(17)**		(242)
		2,179		2,093
Future income tax liabilities:				
Capital assets		**(140)**		(356)
Unrealized foreign exchange gains		**(51)**		(680)
Intangible assets		**(440)**		(1,402)
		(631)		(2,438)
Net future income tax assets/(liabilities)	**$**	**1,548**	$	(345)
Amounts classified as future tax assets	**$**	**1,930**	$	–
Amounts classified as future tax liabilities		**(382)**		(345)
Net future income tax assets/(liabilities)	**$**	**1,548**	$	(345)

The tax losses of the subsidiaries of CryptoLogic Limited in Cyprus ($13,500) and Malta ($3,900) carry forward indefinitely. The tax losses of a Canadian subsidiary ($237) carry forward for 20 years.

The Company's federal income tax returns for the years ended December 31, 2003 and December 31, 2004 are under examination by the Canadian Revenue Agency.

The Company has a valuation allowance of $17 as of December 31, 2008, to reduce future income tax assets to the amount that is more likely than not to be realized in future periods. In evaluating the Company's ability to recover its future income tax assets, the Company considers all available positive and negative evidence, including operating results, ongoing tax planning and forecasts of future taxable income on a jurisdiction by jurisdiction basis.

Recent amendments to Section 261 of the *Income Tax Act* in Canada permit certain corporations resident in Canada to elect to determine their Canadian tax amounts in the corporation's "functional currency" as opposed to the general requirement that all amounts that are relevant to the computation of tax under the Canadian *Income Tax Act* be in Canadian dollars. In October 2008, the Company's Canadian subsidiary, filed an election under section 261 of the *Income Tax Act* to use the United States dollar as its functional currency and to have these amended provisions, as proposed, apply to its taxation filings for the year ending December 31, 2008. As at December 31, 2008, the amending legislation had not met the requirement of being "substantively enacted" for the purposes of Canadian generally accepted accounting principles. Accordingly, the effects of the October 2008 election have not been incorporated in the accompanying consolidated statements of earnings and comprehensive income for the year ended December 31, 2008. The Company will record a benefit to income tax of approximately $1,400 in the first quarter of 2009.

18. Related party transactions:

In the normal course of operations, the Company engages the services of a law firm in which a member of the Board of Directors is a partner. Fees paid to this firm were $420 in 2008 (2007 – $935; 2006 – $653) and are included in general and administrative expenses in the accompanying consolidated statements of earnings and comprehensive income. At December 31, 2008, there was $27 outstanding (2007 – $85; 2006 – $35).

The Company paid $15 (2007 – $292; 2006 – nil) to a second law firm in which another of its Board of Directors is a partner. At December 31, 2008, there were no amounts outstanding (2007 – nil; 2006 – nil).

In 2006, the Company purchased, in the normal course of operations, software from a company in which a former officer of the Company had a personal interest. Payments to this company in 2006 amounted to $43. There were no transactions with this party in 2007 or 2008.

19. Financial risk management:

(a) Overview

The Company has exposure to the following risks from its use of financial instruments.

- credit risk
- market risk

The Company's risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits.

Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company's activities.

(b) Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The carrying amount of the Company's financial assets reflects its expected maximum credit exposure.

Accounts Receivable

The Company manages its credit risk associated with accounts receivable by maintaining reserves for potential credit losses, but historically the Company has not experienced any significant credit losses associated with its online poker and casino businesses. The nature of the branded games initiative the Company has started will mean that accounts receivable will grow in future periods.

The Company does not have any material accounts receivable balances greater than 90 days outstanding. As a result, the Company believes that its accounts receivable represent a low credit risk and has never recorded a material expense associated with a credit risk exposure.

Cash and Cash Equivalents

The Company holds investments, according to Company Investment policy, only in banks carrying an S&P rating of AA/R-1-Mid and higher. Investments are limited to money market deposits with a maturity of less than 90 days.

(c) Market Risk

Market risk is the risk that changes in the market prices such as fluctuations in foreign exchange rates and interest rates, will affect the Company's net earnings or the value of its financial instruments.

Currency Risk

The Company operates internationally giving rise to exposure to changes in foreign exchange rates. The currency risk is derived from revenue denominated in currencies other than US dollars, its functional currency, primarily British pounds and euro, and expenses associated with its multinational operations (primarily Canadian dollars, the British pounds and euro) as well as the respective receivable and payable balances. The Company is also exposed to currency risk on cash and cash equivalents and other current assets denominated in foreign currencies. As at December 31, 2008, approximately 85% of the Company's financial assets are denominated in its functional currency.

Interest Rate Risk

The Company is exposed to interest rate risk principally on its cash and cash equivalents which have an original maturity of less than 90 days. The Company has no interest bearing debt.

The weighted average effective interest rate on the Company's cash and cash equivalents as at December 31, 2008, was 2.53% (2007: 6.94%).

(d) Quantification of risk exposure: foreign currency risk

At December 31, 2008, the Company's gross balance sheet exposure to foreign currency risk was substantially as follows:

In USD equivalents (000's)	USD	euro	GBP	Others	Total
Cash and cash equivalents	$ 34,218	$ 728	$ (412)	$ 1,814	$ 36,348
Restricted cash	$ 5,000	$ 2,175	$ –	$ –	$ 7,175
Accounts receivable and other	$ 2,758	$ 1,416	$ 1,265	$ 563	$ 6,002
Accounts payable and accrued liabilities	$ (4,206)	$ (2,687)	$ (4,112)	$ (4,351)	$ (15,356)
Net balance sheet exposure	$ 37,770	$ 1,632	$ (3,259)	$ (1,974)	$ 34,169

The Company's revenue exposure for revenue denominated in foreign currencies was substantially as follows:

In USD equivalents (000's)	USD	euro	GBP	CDN	Other	Total
Revenue						
Year ended December 31, 2008	$ 19,042	$ 12,404	$ 30,080	$ –	$ –	$ 61,526
Year ended December 31, 2007	$ 28,672	$ 12,027	$ 32,946	$ 14	$ –	$ 73,659
Year ended December 31, 2006	$ 58,037	$ 9,786	$ 36,199	$ –	$ –	$ 104,022
Expenses						
Year ended December 31, 2008	$ 24,536	$ 27,644	$ 18,250	$ 28,344	$ 829	$ 99,603
Year ended December 31, 2007	$ 18,005	$ 6,632	$ 12,069	$ 27,861	$ 7,817	$ 72,384
Year ended December 31, 2006	$ 27,003	$ 1,462	$ 8,606	$ 38,006	$ 6,546	$ 81,623

Fair Value Sensitivity Analysis

Gross Balance Sheet Exposure: A 10% strengthening of the US dollar against the currencies in the above table (gross balance sheet exposure) at December 31, 2008, would have increased net earnings by approximately $400. This analysis assumes that all other variables, in particular interest rates, remain constant and represents the Company's gross balance sheet exposure at December 31, 2008. A 10% weakening of the US dollar against the same would have had an equal but opposite effect. During the current year, the Company incurred a loss of approximately $6,151 on the revaluation of its net balance sheet exposure. This loss was caused by the depreciation of the British pound and euro in comparison to the US dollar, at a time when the Company had significant net assets in each of these currencies.

Net Revenue Exposure: A 10% strengthening on average of the US dollar against the currencies in the above table for the year ended December 31, 2008, would have decreased net revenue by approximately $4,248. This analysis assumes that all other variables, in particular interest rates, remained constant during the year and represents the exposure of the Company's revenues denominated in foreign currencies, to the relative strength of its functional currency. A 10% weakening of the US dollar against the same would have had an equal but opposite effect.

Expense Exposure: A 10% strengthening on average of the US dollar against the currencies in the above table for the year ended December 31, 2008, would have decreased expense, and correspondingly increased net earnings, by approximately $7,507. This analysis assumes that all other variables, in particular interest rates, remained constant during the year, and represents the exposure of the Company's expenses denominated in foreign currencies to the relative strength of its functional currency. A 10% weakening of the US dollar against the same would have had an equal but opposite effect.

Quantification of risk exposure: The Company is exposed to interest rate risk principally on its cash deposits and short-term money market investments of generally less than 90 days. The exposure is principally to a decrease in interest rates in the United States, Britain and the Eurozone.

Interest Income Exposure: A 100 basis point increase in interest rates on average for the year ended December 31, 2008, would have increased interest income by approximately $725. This analysis assumes that all other variables remained constant during the quarter. A 100 basis point decrease in interest rates on average would have had an equal but opposite effect.

Foreign Exchange

In 2008, the Company recognized a total foreign exchange loss of $6,151 (2007 – foreign exchange gain $682; 2006 – foreign exchange gain $574), which is recorded as an operating expense in the accompanying consolidated statements of earnings and comprehensive income. For the year ended December 31, 2008, the Company was exposed to the following currency rate movements against the US dollar: a 20% weakening of the Canadian dollar; a 4% weakening of the euro and a 27% weakening of the British pound.

During 2008, the Company entered into a currency swap associated with the change of control payment potentially due to the former CEO, which is denominated in euro fixing the exchange rate.

20. Revenue:

The Company provides a comprehensive solution including software, network operations, administrative and marketing consulting services to licensed gaming operators that allows licensees to provide online casino and poker games and considers this activity to be one reportable segment. Revenue from these offerings for online casino and poker games in 2008 was $42,150 (2007 – $49,457; 2006 – $59,211) and $13,760 (2007 – $19,523; 2006 – $33,934), respectively. Revenue from other sources was $5,616 (2007 – $4,679; 2006 – $10,877).

21. Components of non-operating income:

Non-operating income comprises gains recorded on the sale of common shares acquired and sold in a specific business endeavour as well as certain foreign exchange gains recorded on cash deposits earmarked for additional share purchases. These gains are offset, in part, by related expenses.

		2008		2007		2006
Gain on temporary holding in shares	**$**	**801**	$	–	$	–
Foreign exchange gain and interest on temporary cash deposit		**544**		–		–
Related expenses		**(1,243)**		–		–
Non-operating income	**$**	**102**	$	–	$	–

22. Differences between Canadian and United States generally accepted accounting principles:

The significant measurement differences between Canadian and US GAAP affecting the consolidated financial statements, as noted above, are as follows:

		2008		2007		2006
(Loss)/earnings based on Canadian GAAP	**$**	**(32,738)**	$	5,528	$	24,812
Adjustment for stock-based compensation (a)		**(310)**		112		824
(Loss)/earnings based on US GAAP	**$**	**(33,048)**	$	5,640	$	25,636

		2008		2007		2006
(Loss)/earnings per common share based on US GAAP:						
Basic	**$**	**(2.57)**	$	0.48	$	1.89
Diluted	**$**	**(2.57)**	$	0.48	$	1.87

(a) On January 1, 2006, FASB Statement No. 123 (revised 2004), Share-Based Payment ("FAS 123(R)") became effective under US GAAP for new awards granted on or after this date under the Company's stock option and long-term incentive plans and for the unvested portion of existing awards on January 1, 2006.

(i) Stock options:

Under Canadian GAAP, the Company does not estimate forfeitures in determining the expense to be recognized over the service period and forfeitures are accounted for as they occur. FAS 123(R) requires an entity to estimate the number of options for which the requisite service is expected to be rendered.

On January 1, 2006, the Company estimated the number of outstanding options for which the requisite service is not expected to be rendered. Amounts recorded as compensation cost in earlier years for options outstanding at January 1, 2006, for which requisite service is not expected to be rendered have been eliminated and recognized in earnings as the cumulative effect of a change in accounting principle on January 1, 2006.

The cumulative effects of FAS 123(R) if adopted on January 1, 2006, and the 2006 US GAAP stock-based compensation adjustment would have been $601 and $223, respectively. These amounts were quantified using a weighted average forfeiture rate assumption of 27%. For 2008, the estimated weighted average forfeiture rate is 53%, resulting in a US GAAP stock-based compensation adjustment of $310 compared with a forfeiture rate of 19% in 2007, and a stock-based compensation adjustment of $112.

(ii) Long-term incentive plan:

Under Canadian GAAP, the Company uses an intrinsic value-based method to record compensation expense for liability classified awards. FAS 123(R) requires the use of a fair value-based method, rather than an intrinsic value-based method, to measure and record compensation expense for these awards. The Company has determined there is no material difference to the financial position, cash flows or results of operation between the intrinsic value and the fair value of the units awarded under its long-term incentive plan.

(b) Income taxes:

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 ("FIN 48"), which clarifies the accounting for uncertainty in income tax positions. This interpretation requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 became effective for the Company on January 1, 2007, with the cumulative effect of the change in accounting principle, if any, recorded as an adjustment to opening retained earnings. The impact of adopting FIN 48 did not have a material impact on the Company's financial position, cash flows and results of operations.

(c) Financial instruments:

Effective January 1, 2007, the Company adopted the new Canadian GAAP reporting standards for financial instruments of Handbook Section 1530, Section 3855, Section 3861 and Section 3251.

As a result, under Canadian GAAP, the Company has classified all cash, cash equivalents, short-term investments and user funds on deposit as held-for-trading assets, which are measured at fair value. Under United States GAAP, cash, cash equivalents, short-term investments and user funds on deposit would not be classified as held-for-trading assets. Cash, cash equivalents, and short-term investments are measured at cost plus accrued interest and user funds on deposit are measured at the redemption amount. The Company has determined that there is no material difference between the fair value and the cost plus accrued interest or redemption amounts for these financial assets under United States GAAP.

Furthermore, under Canadian GAAP the Company has classified long-term investments as available-for-sale, which are measured at fair value. These long-term investments do not satisfy the requirements under FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities ("FAS 115") to be classified as available-for-sale, and therefore, these long-term investments are measured at cost under United States GAAP. However, the carrying value of long-term investments would be reviewed under United States GAAP for declines in value that are other than temporary by considering factors such as current economic and market conditions and the operating performance of the companies and would record reductions in carrying values when necessary.

Adjustments to the fair value of long-term investments are recorded where the market value is readily available. The Company was able to determine the estimated fair market value of its investment in Mikoishi resulting in an impairment of $2,200. The Company has determined there is no material difference on its financial position, cash flows or results of operations between recording its long-term investments at fair value or at cost, adjusted for other than temporary declines in fair value.

23. Subsequent events:

In January 2009, the Company agreed to terms with a leading distributor of branded content where the Company has exclusive rights during the five-year contract term to certain content in exchange for a minimum royalty payment of $5,000 of which $1,000 was paid upon execution of the agreement. The remaining $4,000 is due based on the terms of contract.

On March 10, 2009, the Company was informed via correspondence received from the Company's former CEO that the amounts held in escrow will be released to the Company and become unrestricted in the near future (note 15). The Company continues to assess its legal position and its options in this regard.

BOARD OF DIRECTORS

Robert H. Stikeman, age 63, Chairman, Director (3)(4)
Robert Stikeman has been a partner for the past 21 years in Stikeman, Graham, Keeley & Spiegel LLP, a law firm he was instrumental in establishing. He is an officer and director of several publicly traded companies.

Thomas Byrne, age 58, Director (1)(2)(3)
Thomas Byrne is a chartered accountant and was a partner of a global accounting firm before joining Ireland's largest brokerage house in 1987. He was head of corporate finance at the brokerage house until he set up his own corporate advisory company in 2001. At present, Mr. Byrne serves as a non-executive director of a number of companies, both public and private, and is a member of The Takeover Panel.

Brian Hadfield, age 57, President and Chief Executive Officer, Director
Brian Hadfield was appointed as CryptoLogic's President and Chief Executive Officer on February 27, 2008. He has held progressively more senior positions at Unisys Limited from 1984 to 2005 and for the period 2000 to 2005 was its Managing Director. Mr. Hadfield holds non-executive directorships at various business and educational organizations.

Stephen Freedhoff, CA, CFP age 72, Director (1)(2)
Stephen Freedoff has been a self-employed consultant since July 1999. Previously, he was a partner of a Canadian national accounting firm for 30 years. Mr. Freedhoff had been a Director since May 2003, and had also served as Chairman of the Company's Audit Committee. He rejoined as a Director in March 2008, and is Chairman of the company's Remuneration Committee.

David Gavagan, age 58, Director (1)(2)
David Gavagan was the co-founder and managing/senior partner of Hibernia Capital Partners, where he served in this capacity from 1996 until the fund closed in 2006. Hibernia Capital Partners was a private equity fund manager. At present, Mr. Gavagan is a self-employed accountant and serves as a non-executive director on a number of companies, both public and private.

Stephen B. Taylor, CA, age 51, Chief Financial Officer
Stephen Taylor was appointed Chief Financial Officer on August 8, 2005, and brings more than 20 years of experience in financial and business management, public markets, and mergers and acquisitions. Previous roles include: President and Chief Operating Officer of Spellcaster Telecommunications, and Vice President of Mergers and Acquisitions with Ernst & Young's corporate finance practice.

Wai Ming Yap, age 47, Director (3)(4)
Wai Ming Yap is a partner of Stamford Law Corporation in Singapore. Mr. Yap specializes in commercial law and electronic entertainment and gaming commerce and sits on boards of international companies with activities in Southeast Asia.


Robert Stikeman


Thomas Byrne


Brian Hadfield


Stephen Freedhoff


David Gavagan


Stephen B. Taylor


Wai Ming Yap

(1) Member of Audit Committee
(2) Member of Remuneration Committee
(3) Member of Nominating Committee
(4) Member of Compliance Committee

CORPORATE DIRECTORY

Directors
Robert H. Stikeman, Chairman
Thomas Byrne
David Gavagan
Stephen H. Freedhoff
Brian Hadfield
Stephen B. Taylor
Wai Ming Yap

Officers
Brian Hadfield
President and CEO

Stephen B. Taylor
Chief Financial Officer

Justin Thouin
Vice President, Product Management and Business Development

Legal Counsel
Arthur Cox
Dublin, Ireland

Auditors
Grant Thornton
Dublin, Ireland

Banker
Ulster Bank
Dublin, Ireland

Transfer Agents
Capita Registrars (Guernsey) Limited
Guernsey, UK

Equity Transfer Services Inc.
Toronto, Canada

Continental Stock Transfer & Trust Company
New York, USA

Common Shares Listed
TSX Symbol: CRY
NASDAQ Symbol: CRYP
LSE Symbol: CRP

Exchangeable Shares Listed
TSX Symbol: CXY

Corporate Governance
Information regarding the Company's corporate governance policy and practices can be found in the Company's management information circular.

Head Office
CryptoLogic Limited
Marine House
Clanwilliam Place
Dublin 2
Ireland

Investor Relations
Telephone: 416-545-1455
or 353 1 234 0400
E-mail:
investor.relations@cryptologic.com
Website:
www.cryptologic.com

Corporate Profile
Focused on integrity and innovation, CryptoLogic Limited is a leading public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers that offer their games to non-US based players around the world. For information on WagerLogic, please visit www.wagerlogic.com.

CryptoLogic's common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

Printed in Canada





cryptologic®

extraordinary
e-gaming
innovation

Head Office
CryptoLogic Limited
Marine House
Clanwilliam Place
Dublin 2
Ireland

www.cryptologic.com

Investor Relations
Telephone: 416-545-1455
or 353 1 234 0400
E-mail: investor.relations@cryptologic.com

